Exhibit 99.1

A MESSAGE TO OUR SHAREHOLDERS

This past year was highlighted by the presentation of important safety and promising efficacy data for ADH-1, the advancement of ADH-1 into Phase II trials and the from GlaxoSmithKline (GSK) of the potential “blockbuster” oncology drug, eniluracil. While 2005 has been a disappointing year with regards to our share price, the work that we have done has laid a strong foundation for the ultimate driver of value in biotechnology - data on the safety and efficacy of the drug candidates. I would like to briefly describe some of these accomplishments in 2005 and outline how they have positioned us for further progress in 2006.

In 2005, we made solid progress in the development of our novel, molecularly-targeted agent, ADH-1 (ExherinTM), which is now in Phase II. The focus of our clinical development of ADH-1 has been establishing its safety profile in patients - and in this regard, our drug has performed remarkably well. We have escalated the administered dose through a 50-fold range in the Phase I setting with no significant side effects limiting its use to date. Of course, Adherex will continue to monitor the safety of ADH-1 closely as our clinical trials progress.

Ultimately, the usefulness of our cancer drugs will be primarily determined by their ability to affect cancers where current therapies are inadequate. The demonstration of tolerability of the drug to date enables us to now focus on the effectiveness of ADH-1 in the Phase II setting. Importantly, we have already observed evidence of anti-tumor activity with single agent ADH-1 therapy in five patients with advanced, resistant cancers in our Phase I studies. This activity has included tumor shrinkage, repetitive and protracted normalization of tumor biomarkers and prolonged stable disease in a variety of N-cadherin positive cancers (esophageal, adrenocortical, lung, colon and fallopian tube cancer).

This past year we performed a study on the expression of N-cadherin in over 700 patient tumor samples to explore which cancers ADH-1 might target most effectively. These data indicate that N-cadherin is expressed in multiple tumor types and provide solid support for selecting certain cancers for treatment with ADH-1. We have already begun to apply this data to help focus our Phase II clinical trial designs to maximize our chance of success. One goal in our Phase II program is to characterize and quantify the relationship between N-cadherin expression and the response to ADH-1. This information would enable us to more effectively select the patients most likely to respond to our drug.

Adherex is developing eniluracil to make 5-FU, already one of the most commonly used anti-cancer drugs in the world, more effective, better tolerated and orally active. Adherex continually looks for drug candidates, which we believe we have unique capabilities to effectively develop, to provide our shareholders a more diversified portfolio of drugs and, thereby, reduce the development risk profile for the overall company. To that end, in July 2005, we obtained from GSK without any upfront cash payment, an exclusive license for the development of eniluracil for all disease indications. The agreement brought with it data from GSK’s multiple previous clinical trials, a significant supply of eniluracil raw material and a $3 million investment from GSK.

So what does this mean to our investors? It means that we now have another major oncology drug in our portfolio, which has had millions of dollars invested by GSK in its development. We believe that our new development strategy presents a relatively straightforward approach. Because so much prior development work has already been done, many of the major hurdles have already been surmounted. GSK has already demonstrated in 15 Phase I and Phase II trials that the combination of eniluracil and 5-FU had satisfactory safety and anti-cancer activity to support Phase III development. However, when three subsequent Phase III trials failed to reach their endpoints, GSK discontinued development. Adherex has since determined through further mechanism of action studies the reasons why those trials failed - specifically, that the 5-FU and eniluracil doses and schedules of administration used by GSK were not

A MESSAGE TO OUR SHAREHOLDERS (continued)

right. We have now demonstrated in animal models and human cell lines that with proper doses, dose ratios and schedules, eniluracil and 5-FU can be an effective combination. And, in less than six months, we have returned eniluracil back to human clinical trials with the goal of conducting Phase III registration trials as early as 2007.

To meet these timelines, we have some essential work to complete in 2006. To make sure that we design future Phase III clinical trials of eniluracil and 5-FU correctly and to establish the data necessary for our regulatory filings, we need to do some limited Phase I and Phase II clinical studies to establish the safety of our new dose ratio as well as to properly size the Phase III trials. But as there is already extensive clinical experience with the combination, these studies, while essential, can be quite limited in scope.

We expect that 2006 will be a pivotal year for Adherex. For eniluracil, we plan to continue with the aggressive development program that we outlined at the beginning of the year, with focused and relatively expeditious clinical trials intended to provide optimal dosing and safety data. For ADH-1, while single agent studies will continue, moving into combination trials in 2006 is a very important step forward as nearly every contemporary cancer therapy uses some type of drug combination. For this reason, we intend to begin combination trials, on our own and through collaborations, to evaluate ADH-1 in combination with other cancer therapies. With the knowledge garnered from our earlier and ongoing trials, we now have the information necessary to determine which tumor types and which drug combinations make the most sense for clinical exploration. Finally, we will continue our efforts this year to build a more sustainable portfolio by moving some of our other compounds closer to the clinic. As one example, some of our orally active, small molecule N-cadherin antagonists have been shown to be up to 200 times more potent than ADH-1 in our preclinical studies. Building on our clinical experience with ADH-1, we expect to move our lead small molecule candidate into a clinical development program by early 2007.

So what have we not done well? To begin with, STS reviews continue at the Children’s Oncology Group but we remain committed to the product, working with COG, and most importantly, to the opportunity that it represents for children with cancer. We continue to lag behind in relative value to that of many of our peers with comparable products in development. We have laid the foundation for market knowledge and acceptance through meeting and sharing the Adherex opportunity with numerous investment funds and analysts. Ultimately, we believe our value will be driven by clinical data, and we anticipate that 2006 will be a robust year in that regard.

In summary, this will be another important and active year for us. We have a deep biotechnology platform based on molecules (cadherins) that have been shown to be fundamental in cancer’s ability to invade and metastasize. We have a relatively straightforward development strategy to make an already widely-used drug, 5-FU, even better. And we have Phase III trials for some of these products on the foreseeable horizon. With advanced clinical programs and a strong pipeline, we believe Adherex has the fundamentals necessary for success.

With your support, we will continue our efforts to build value for you, our shareholders - and to one day bring important new medicines to cancer patients and their families.

Sincerely,

William P. Peters, MD, PhD, MBA

Chairman and CEO

March 24, 2006

DISCOVERING AND DEVELOPING INNOVATIVE CANCER MEDICINES

Adherex

2005 Management’s Discussion & Analysis and Financials

Management’s Discussion and Analysis

For the Fiscal Year Ended December 31, 2005

Presentation

The following management’s discussion and analysis (“MD&A”) should be read in conjunction with our December 31, 2005 audited consolidated financial statements and the related notes, which are prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). All references to “years,” unless otherwise noted, refer to our twelve-month fiscal year, which prior to July 1, 2004, ended on June 30.

The year ended December 31, 2005 (“fiscal 2005”) represents the first full year since we changed our fiscal year end to December 31 from June 30. The six-month period ended December 31, 2004 was our transition year and covered the period July 1, 2004 through December 31, 2004 (“six-month fiscal transition 2004”). For ease of reading of MD&A, we refer throughout to the periods reported as follows:

January 1, 2005 – December 31, 2005	Fiscal 2005
July 1, 2004 – December 31, 2004	Six-Month Fiscal Transition 2004
July 1, 2003 – June 30, 2004	Fiscal 2004
July 1, 2002 – June 30, 2003	Fiscal 2003

Functional and Reporting Currency

Effective January 1, 2005, the Company determined that its functional currency had changed from the Canadian dollar (“CAD”) to the United States (“U.S.”) dollar because the majority of its transactions are denominated in U.S. dollars as the result of increasing activities undertaken in the U.S. Concurrent with this change in functional currency, the Company adopted the U.S. dollar as its reporting currency. The change was effected for prior periods as follows: assets and liabilities were translated into U.S. dollars at the prevailing exchange rates at each balance sheet date; revenues and expenses were translated at the average exchange rates prevailing during each reporting period and equity transactions were translated at the prevailing historical exchange rates at each transaction date. Adjustments resulting from the translations are included in the cumulative translation adjustments in shareholders’ equity and total $5,850 at December 31, 2004 and 2005. Unless otherwise stated all amounts are in U.S dollars.

Share Consolidation

On July 20, 2005, we announced that our Board of Directors had approved a share consolidation of our common stock at a ratio of one-for-five. The share consolidation had previously been approved by our shareholders at the Annual and Special Meeting held on April 29, 2005. The share consolidation became effective at the close of business on July 29, 2005 and reduced the number of shares of common stock then outstanding from approximately 213 million to approximately 43 million. The share consolidation equally affected all of our common shares, stock options and warrants outstanding at the effective date. The number of shares of our common stock, stock options and warrants issued and outstanding and the basic and diluted weighted-average shares outstanding, as well as per share data and per stock option data, have been retroactively adjusted for all periods presented to reflect the one-for-five share consolidation.

Forward-Looking Statements

The following discussion contains forward-looking statements regarding our financial condition and the results of operations that involve significant risks and uncertainties, some of which are outside of our control. We are subject to risks associated with the biopharmaceutical industry, including risks inherent in research and development, preclinical testing, manufacture of drug substance to support clinical studies, toxicology studies, clinical studies of our compounds, uncertainty of regulatory agencies, enforcement and protection of our patent portfolio, the need for future capital, potential competitors, the ability to attract and maintain collaborative partners, dependence on key personnel, and the ability to successfully market our drug compounds. Our actual results might differ materially from those expressed or implied in these forward-looking statements. For further information regarding such risks, please refer to our public filings available at www.sedar.com and www.sec.gov.

2005 Key Company Accomplishments

•	Entered into a development and license agreement with GlaxoSmithKline (“GSK”) covering two drugs, eniluracil and ADH-1. The agreement includes the in-license of GSK’s oncology product, eniluracil, by Adherex and an option for GSK to license Adherex’s lead biotechnology compound, ADH-1.

•	Closed an $8.5 million private placement in July 2005, which included a $3.0 million investment by GSK.

•	Initiated several clinical trials of ADH-1 as a single agent, including: a Phase Ib/II trial in Canada with dosing once every three weeks and a Phase Ib/II clinical trial in Europe exploring dosing once a week.

•	Presented our global development plans for eniluracil, including data which indicate that the dose, dose ratio, and schedule of administering eniluracil and 5-fluorouracil (“5-FU”) are critical to achieving the optimal therapeutic effectiveness of the combination. Adherex anticipates returning eniluracil to Phase III trials as early as 2007.

•	Received an investigational new drug application (“IND”) clearance from the Food and Drug Administration (“FDA”), enabling Adherex to commence U.S.-based clinical trials of eniluracil.

•	Received Orphan Drug Designation (“ODD”) from the FDA for the use of eniluracil in combination with fluoropyrimidines (including 5-FU) for the treatment of hepatocellular (liver) cancer.

•	Presented clinical data on our Phase I trial of ADH-1 at the 2005 ASCO Annual Meeting indicating that ADH-1 was well tolerated and showed evidence of anti-tumor activity in three patients with advanced chemotherapy resistant cancer; with one of these patients achieving a rapid and durable partial response, defined as a reduction of at least 50% in tumor size. Subsequently, we reported evidence of anti-tumor activity in two additional patients in our Phase I experience, for a total of five patients.

Overview

We are a biopharmaceutical company focused on cancer therapeutics, with a preclinical and clinical portfolio. The following product candidates are in clinical development:

•	ADH-1 (Exherin™) is a molecularly targeted anti-cancer drug currently in Phase Ib/II and Phase II clinical studies. ADH-1 is a small peptide that selectively targets N-cadherin, a protein that plays a major role in holding together and stabilizing cells that make up blood vessels and certain tumor cells. We could start a monotherapy Phase III program for ADH-1 as early as 2007.

•	Eniluracil is a dihydropyrimidine dehydrogenase (“DPD”) inhibitor that was previously under development by GSK for the treatment of cancer. Eniluracil is being developed to enhance the therapeutic value and effectiveness of 5-FU, one of the world’s most widely-used oncology agents and a current first-line therapy for a variety of cancers including, colon, rectal, breast, head and neck, and ovarian. We are implementing an accelerated development program to support the initiation of a Phase III clinical program that we anticipate to commence as early as 2007.

•	Sodium Thiosulfate (“STS”) is a chemoprotectant which has been shown in Phase I and Phase II clinical studies conducted by investigators at Oregon Health & Science University (“OHSU”) to reduce the disabling loss of hearing in patients, both adults and children, treated with platinum-based anti-cancer agents. We continue to work with the Children’s Oncology Group to initiate a randomized STS trial in children.

•	N-Acetylcysteine (“NAC”) is a bone marrow protectant that is the subject of ongoing Phase I investigation at OHSU under investigator IND for use as a bone marrow protectant in the context of platinum-based chemotherapy.

We also have a preclinical program which includes (i) backup peptides and small chemical molecule successors to ADH-1, (ii) molecules targeted to inhibiting the metastatic spread of some cancers and (iii) peptides that combine both angiolytic and antiangiogenic properties. We have synthesized peptide antagonists and agonists for a wide array of cadherin adhesion molecules, which will facilitate our efforts to select other drug candidates to move into clinical development, particularly in the following three areas:

•	Small molecule N-cadherin antagonists. We have identified a series of small chemical molecules that, in our preliminary studies, have displayed potent N-cadherin antagonism activity. Unlike ADH-1, these molecules are not peptides but are smaller and simpler in structure. Small chemical molecules are often (i) active after oral administration, (ii) more stable and (iii) have different potency and toxicity profiles than peptides. In 2006, we plan to advance our lead candidate from this program through the preclinical development and toxicology studies required for an IND application which we expect to file with the FDA in the first half of 2007.

•	OB-cadherins. Another family of cadherins, OB-cadherin, is reported to be involved through several mechanisms in the metastatic spread of certain cancers to sites distant from the original tumor. Metastatic disease is a major determinant of a patient’s survival and quality-of-life. We are developing OB-cadherin peptides and small molecule antagonists to reduce or slow down the metastatic spread of tumors, such as breast and prostate cancers.

•	VE-cadherin. Like N-cadherin, VE-cadherin is important in the structural integrity of certain tumor blood vessels. We have designed peptide VE-cadherin antagonists that are under preclinical investigation as vascular targeting agents in cancer. We believe that the development of VE-cadherin antagonists may be synergistic with N-cadherin antagonists.

In addition to our own development efforts, we intend to continue to pursue collaborations with other pharmaceutical companies, government entities or corporate collaborators with respect to these and other cadherin agonist and antagonist molecules. Our drug discovery and development efforts are supported by more than 40 issued U.S. patents and more than 50 pending patents worldwide that we either own or have exclusively licensed.

We have not received any revenues to date through the sale of products and do not expect to have significant revenues until we either are able to sell our product candidates after obtaining applicable regulatory approvals or we establish collaborations that provide us with funding, such as licensing fees, milestone payments, royalties, upfront payments or otherwise. As of December 31, 2005, our deficit accumulated during development stage was $52.4 million.

Our operating expenses will depend on many factors, including the progress of our drug development efforts and the potential commercialization of our product candidates. Research and development (“R&D”) expenses, which include expenses associated with clinical development activities, manufacturing of drug substance, employee compensation, research contracts, toxicology studies, and internal and outsourced laboratory activities, will be dependent on the results of our drug development efforts. General and administration (“G&A”) expenses include expenses associated with headcount and facilities, recruitment of staff, insurance and other administrative matters associated with our facilities in the Research Triangle Park, N.C. (“RTP”) in support of our drug development programs. The amortization of acquired intellectual property rights relates to the intellectual property acquired through our acquisition of Oxiquant, Inc. (“Oxiquant”) in November 2002 and the loss on impairment of mesna, resulting from the lack of current plans to advance mesna to the next stage of development. Settlement of Cadherin Biomedical Inc. (“CBI”) litigation expense refers to our acquisition of CBI to reacquire the non-cancer intellectual property rights relating to our cadherin technology and to settle the lawsuit between CBI and Adherex.

Drug development timelines and expenses are variable and collaborative arrangement milestone payments occur only when the relevant milestone is achieved. Management may in some cases be able to control the timing of expenses by accelerating or decelerating preclinical and clinical activities. Accordingly, we believe that period-to-period comparisons are not necessarily meaningful and should not be relied upon as a measure of future financial performance. Our actual results may differ materially from the expectations of investors and market analysts. In such an event, the prevailing market price of our common stock may be materially adversely affected. Due to the differing lengths of reporting financial periods in the MD&A, results in this period are not directly comparable. Accordingly, percentage and amount of changes in these results in these periods are not meaningful. Where applicable, useful comparisons may be possible through annualizing the six-month fiscal transition 2004 period by multiplying those results by two. This method, however, does not reflect actual results for the extrapolated periods.

GlaxoSmithKline Relationship

On July 14, 2005, we entered into a development and license agreement with GSK. The agreement included the in-license by Adherex of GSK’s oncology product, eniluracil, and an option for GSK to license ADH-1. As part of the transaction, GSK invested $3.0 million in our July 2005 Private Placement—see “Liquidity and Capital Resources” section below. Under the terms of the agreement relating to eniluracil, Adherex received an exclusive license to develop eniluracil for all indications and GSK retained options to buy-back and assume development of the compound at various points in time. If GSK exercises an option to buy-back eniluracil, Adherex could receive upfront payments, development milestone payments and sales milestone payments of up to $120 million in aggregate, plus up to double-digit royalties on annual net sales, dependent upon if and when in the compound’s development an option is exercised. In addition, if GSK elects to buy-back eniluracil, GSK would become responsible for all further development and associated expenses. If GSK does not exercise any of its buy-back options, Adherex would be free to develop eniluracil alone or with other partners and would be required to pay GSK development and sales milestones and double-digit royalties.

Adherex also granted GSK an option to receive a worldwide, exclusive license for ADH-1 for all indications. If the ADH-1 option is exercised, a series of upfront payments, development milestone payments and sales milestone payments to Adherex would be triggered of up to approximately $100 million in aggregate plus double-digit royalties on annual net sales. In addition, if GSK exercises the ADH-1 option, GSK would become responsible for all further development and associated expenses of the ADH-1 development program.

Executive Financial Overview

The following table presents certain financial information for the year ended December 31, 2005, the six-month fiscal transition 2004 ended December 31, 2004 and the years ended June 30, 2004 and 2003 (U.S. dollars in thousands):

	Year Ended December 31, 2005	Six Months Ended December 31, 2004	Year Ended June 30, 2004	Year Ended June 30, 2003
Revenue	$-	$-	$-	$-
Operating expenses:
Research and development	12,441	3,443	3,561	2,745
General and administration	3,182	2,727	3,481	1,996
Amortization of acquired intellectual property rights	2,723	1,234	2,323	1,265

Loss from operations	(18,346)	(7,404)	(9,365)	(6,006)
Loss on impairment of intellectual property	(3,539)	-	-	-
Settlement of Cadherin Biomedical Inc. litigation	-	(1,283)	-	-
Interest expense	(11)	-	(331)	(11)
Interest income	361	171	162	72

Loss before income taxes	(21,535)	(8,516)	(9,534)	(5,945)
Recovery of future income taxes	2,290	451	849	462

Net loss	$(19,245)	$(8,065)	$(8,685)	$(5,483)

Net Loss and Cash Flow from Operations

Fiscal 2005 versus Six-Month Fiscal Transition 2004

The net loss for the fiscal year ended December 31, 2005 was $19.2 million as compared to $8.1 million for the six-month fiscal transition 2004. The increase in the fiscal 2005 net loss relates to the difference in reporting periods between the two fiscal periods and increased R&D spending relating to ADH-1 and eniluracil. In addition, during the fiscal year 2005 we recorded an impairment charge of $3.5 million associated with the intellectual property relating to the mesna compound, for which we do not have any further developmental plans. At December 31, 2005, we determined that the carrying value of the intellectual property related to mesna was fully impaired. The impairment was based on the lack of further developmental plans resulting from the addition of eniluracil to our R&D portfolio, along with the financial resources additionally devoted to the development of ADH-1. G&A expenses for the fiscal 2005 were lower than the six-month fiscal transition 2004 amounts on an annualized basis primarily due to costs associated with our move from Canada to the U.S. in 2004.

Cash used in operating activities for fiscal year 2005 totaled $12.3 million or approximately $1.0 million per month. Non-cash items included in the net loss of $19.2 million in the fiscal year 2005 included $2.7 million for the amortization of intellectual property, $3.5 million for the impairment of intellectual property relating to mesna, $1.4 million of expense relating to stock options issued to employees and $0.3 million of expense relating to stock options issued to consultants. Cash used in operating activities for the six-month fiscal transition 2004 totaled $4.7 million. Non-cash items included in the net loss of $8.1 million for the six-month fiscal transition 2004 included $1.2 million for the amortization of intellectual property, CBI litigation expense with a stock value of $1.3 million and $0.6 million of expense relating to stock options issued to employees.

Six-Month Fiscal Transition 2004 versus Fiscal 2004

The net loss for the six-month fiscal transition 2004 was $8.1 million as compared to $8.7 million for the fiscal year ended June 30, 2004. If the $8.1 million net loss for the six-month fiscal transition 2004 was annualized, the amount would be $16.2 million, representing a significant increase over the $8.7 million net loss for the fiscal year ended June 30, 2004. The primary reasons for this increase in the six-month fiscal transition 2004 are due to increased R&D activities associated with ADH-1, increased G&A expenses associated with the move from Canada to the U.S. and the $1.3 million charge associated with the common stock issuance to settle the CBI litigation.

Cash used in operating activities for the six-month fiscal transition 2004 totaled $4.7 million, as compared to $6.0 million for the fiscal year ended June 30, 2004. Non-cash items included in the net loss of $8.7 million for the fiscal year ended June 30, 2004 primarily consisted of $2.3 million associated with the amortization of the intellectual property rights.

Fiscal 2004 versus Fiscal 2003

The net loss for the fiscal year ended June 30, 2004 was $8.7 million as compared to $5.5 million for the fiscal year ended June 30, 2003. The increase is primarily due to increased R&D expenses associated with ADH-1 and STS, increased G&A expenses associated with the move to the U.S. from Canada and a full year of amortization of intellectual property during fiscal 2004.

Cash used in operating activities for the fiscal year ended June 30, 2004 totaled $6.0 million, as compared to $4.6 million for the fiscal year ended June 30, 2003. Non-cash items included in the net loss of $5.5 million for the fiscal year ended June 30, 2003 primarily consist of $1.3 million associated with the partial year of amortization of intellectual property from the acquisition of Oxiquant in November 2002, which consisted of an exclusive worldwide license to mesna from Rutgers, The State University of New Jersey (“Rutgers”), and certain intellectual property from OHSU relating to the use of STS and NAC.

Research and Development Expense

Fiscal 2005 versus Six-Month Fiscal Transition 2004

R&D expense for the fiscal year ended December 31, 2005 totaled $12.4 million as compared to $3.4 million during the six-month fiscal transition 2004 representing a significant increase even if the $3.4 million six-month amount was annualized to $6.8 million. The increase is primarily due to the advancement of ADH-1 and the acquisition of eniluracil as part of the GSK transaction and subsequent clinical advancement. During fiscal 2005, we initiated the Phase Ib/II programs and Phase II programs for ADH-1 thereby increasing the ADH-1 expense. The advancement of these clinical programs resulted in the additional expense associated with preclinical support and the manufacture of drug substance for ADH-1. In total, approximately $8.2 million in internal and external financial resources were devoted to ADH-1 during fiscal year 2005. In addition, we commenced the Phase I program for eniluracil, along with the necessary preclinical activities to support the clinical programs. In total, we dedicated approximately $2.6 million in internal and external financial resources to the eniluracil compound.

The R&D expense of $3.4 million incurred during the six-month fiscal transition 2004 was primarily associated with the Phase I program for ADH-1, which included the clinical activities, preclinical support for the Phase I studies and the manufacture of drug substance for the ADH-1 program. R&D expenditures were offset by investment tax credits during the fiscal 2005 and six-month fiscal transition 2004 by nil and $ 0.2 million, respectively.

Six-Month Fiscal Transition 2004 versus Fiscal 2004

R&D expense for the six-month fiscal transition 2004 totaled $3.4 million as compared to $3.6 million for the fiscal year ended June 30, 2004. If the six-month fiscal transition 2004 amount of $3.4 million was annualized to $6.8 million it would represent a significant increase over fiscal 2004. The primary reason for the increase in R&D spending is attributed to the fact that we obtained funding in December 2003 and April 2004 and thus were able to carry-out the drug development plan during the six-month fiscal transition 2004. R&D expense consisted primarily of preclinical, clinical and drug manufacture activities associated with the advance of ADH-1. R&D expenditures were offset by investment tax credits during the six-month fiscal transition 2004 and fiscal year 2004 by $0.2 million and $0.1 million, respectively.

Fiscal 2004 versus Fiscal 2003

R&D expense for fiscal 2004 totaled $3.6 million as compared to $2.7 million in fiscal 2003. The increase in spending is primarily driven by the additional financial resources available in fiscal 2004, the advancement of ADH-1 during 2004 from a preclinical to a clinical orientation, the closure of the Ottawa facilities and associated headcount reduction during 2003.

R&D expense for fiscal 2004 consisted of the manufacture of drug substance, employee compensation and contract research organizations. During fiscal 2003, R&D expense consisted primarily of employee compensation in support of preclinical activities.

General and Administration Expense

Fiscal 2005 versus Six-Month Fiscal Transition 2004

G&A expense in fiscal 2005 totaled $3.2 million as compared to $2.7 million in the six-month fiscal transition 2004. If the $2.7 million G&A expense in the six-month fiscal transition 2004 was annualized it would equate to approximately $5.4 million, which would have been greater than fiscal 2005. The primary reasons for this difference includes higher employee stock compensation expense recorded in G&A during the six-month fiscal transition 2004, as compared to fiscal 2005, additional expense in the six-month fiscal transition 2004 for the establishment of offices in the U.S., severance payments in the six-month fiscal transition 2004 associated with the closing of the Ottawa office and relocation expense in the six-month fiscal transition 2004 associated with the relocation of certain employees from Canada to the U.S.

G&A expense in fiscal 2005 primarily consisted of employee compensation, external professional fees and other administrative activities. For the six-month fiscal transition 2004, G&A expense primarily consisted of expenses associated with the relocation from Canada to the U.S.

Six-Month Fiscal Transition 2004 versus Fiscal 2004

G&A expense in the six-month fiscal transition 2004 totaled $2.7 million as compared to $3.5 million in fiscal 2004. If the $2.7 million in the six-month fiscal transition 2004 is annualized it would equate to approximately $5.4 million which would represent an increase as compared to fiscal 2004. The primary reason for the difference is that activities were curtailed because of a lack of funds in fiscal 2004 and the additional expense in the six-month fiscal transition 2004 associated with the move to the U.S. from Ottawa.

G&A expense in the six-month fiscal transition 2004 primarily consisted of employee compensation, external professional fees and other administrative activities. G&A expense for fiscal 2004 primarily consisted of costs associated with the establishment of the U.S. operations.

Fiscal 2004 versus Fiscal 2003

G&A expense in fiscal 2004 totaled $3.5 million as compared to $2.0 million in fiscal 2003. The increase is primarily related to the establishment of our presence in the U.S., relocation of certain staff to the U.S. from Canada and recruitment expense associated with the building of the U.S. staff. In addition, the improved liquidity due to December 2003 and May 2004 financings provided the funds necessary for these activities to occur.

G&A expense for fiscal 2004 primarily consisted of costs associated with the establishment of the U.S. operations. G&A expense in fiscal 2003 primarily consisted of the termination of the Company’s former Chief Executive Officer, outside professional fees and employee compensation.

Amortization of Acquired Intellectual Property Rights

Fiscal 2005 versus Six-Month Fiscal Transition 2004

The expense associated with the amortization of intellectual property rights was $2.7 million in fiscal 2005 as compared to $1.2 million for the six-month fiscal transition 2004. The expense relates to the value of anti-cancer intellectual property acquired in the acquisition of Oxiquant in November 2002 that is being amortized on a straight-line basis over a 10-year period. The increase is due to twelve months in fiscal 2005 as compared to six-months in the six-month fiscal transition 2004.

As a result of the addition of eniluracil to the Company’s R&D portfolio, along with the financial resources devoted to the development of ADH-1, we currently do not have any further developmental plans for mesna. Therefore, at December 31, 2005, we determined that the carrying value of the intellectual property relating to mesna, which had a book value of $3.5 million and a recovery of future income tax benefit of $1.3 million, was fully impaired. Therefore, we expensed the amount and included the write-off in the Statement of Operations. Should the facts and circumstances change, we could reinitiate the mesna development program as we continue to have rights to the compound under our license agreement with Rutgers. The remaining acquired intellectual property is estimated to be amortized at $2.2 million per year on a straight-line basis for its remaining life of approximately six and one-half years.

Future taxes recovered totaled $2.3 million for fiscal 2005 as compared to $0.5 million in the six-month fiscal transition 2004. The recovery of future taxes, as recognized on the balance sheet, relates to the intellectual property acquired in the acquisition of Oxiquant in November 2002. These rights have no tax basis and give rise to a future tax liability that will be realized in income over the useful life of the assets through a recovery of future income taxes charged to earnings. At this time, Oxiquant, the entity that holds the acquired intellectual property, has no other material activity and the future tax assets of our other corporate entities cannot be used to offset this future tax liability. The future tax recovery will continue in direct proportion to the amortization of the intellectual property unless the Company changes its tax strategy with respect to Oxiquant.

In addition, as of December 31, 2005, we had $17.4 million in unrecorded net tax assets arising primarily from tax loss carry forwards and scientific research and experimental development expenses which cannot be recognized until it is more likely than not that these assets will be realized.

Six-Month Fiscal Transition 2004 versus Fiscal 2004

The expense associated with the amortization of intellectual property rights was $1.2 million in the six-month fiscal transition 2004 as compared to $2.3 million for the fiscal 2004. The difference is due to the six months of expense during the six-month fiscal transition 2004 versus twelve months in the fiscal 2004.

Fiscal 2004 versus Fiscal 2003

The expense associated with the amortization of intellectual property rights was $2.3 million in the fiscal 2004 as compared to $1.3 million for the fiscal 2003. The difference is due to the fact the Oxiquant merger was completed in November 2003 hence there was only a partial year of amortization as compared to a full year during fiscal 2004.

Settlement of Cadherin Biomedical Inc. Litigation

Adherex acquired CBI in December 2004 to settle the litigation between the two companies and to re-acquire the non-cancer rights relating to our cadherin-based intellectual property. We believe the reacquisition of non-cancer rights may be beneficial when seeking any future collaborations with other pharmaceutical and biotech companies.

We have recorded the issuance of common shares of Adherex to acquire CBI for approximately $1.2 million and the associated transaction expenses of approximately $0.1 million as settlement of CBI litigation on our

Statement of Operations, resulting in an expense of $1.3 million for the six-month fiscal transition 2004. There were no such charges in any other periods during the Company’s history.

Interest Expense

Fiscal 2005 versus Six-Month Fiscal Transition 2004

The interest expense recorded in fiscal 2005 related to certain leasehold improvements being financed by our landlord on our facility in the U.S. There were no interest expenses incurred during the six-month fiscal transition 2004. Because we have subleased the facility and the loan payments were assumed by the tenant who subleased the facility, we do not anticipate future interest expense charges relating to this facility unless the tenant defaults on their payments.

Six-Month Fiscal Transition 2004 versus Fiscal 2004

There were no interest expenses incurred during the six-month fiscal transition 2004 and $0.3 million incurred during fiscal 2004. This fiscal 2004 expense relates to the accretion of a portion of the face value of the convertible notes issued in June 2003 and December 2003 ascribed to the note’s equity-like features. The notes were converted into equity in December 2003 and therefore did not accrue future interest expense.

Fiscal 2004 versus Fiscal 2003

During fiscal 2004, we had $0.3 million of interest expense relating to the convertible notes issues in June and December 2003. The minor interest expense recorded in fiscal 2003 related to the financing of leasehold improvements in the Ottawa facility.

Interest Income

Fiscal 2005 versus Six-Month Fiscal Transition 2004

Interest income was $0.4 million for fiscal 2005 and $0.2 million for the six-month fiscal transition 2004. A lower cash balance during the fiscal 2005 was offset by the higher interest yields during fiscal 2005.

Six-Month Fiscal Transition 2004 versus Fiscal 2004

Interest income for the six-month fiscal transition 2004 and fiscal 2004 was $0.2 million for both years. If the interest income for the six-month period was annualized, it would suggest interest income of $0.4 million for an equivalent twelve-month period, which would be an increase. This increase was due to higher cash balances during the six-month fiscal transition 2004 as compared to fiscal 2004 due to the successful completion of financings in December 2003 and April 2004 and higher interest yields during the six-month fiscal transition 2004.

Fiscal 2004 versus Fiscal 2003

Interest income for fiscal 2004 was $0.2 million as compared to $0.1 million in fiscal 2003. The increase is due to lower cash balances during fiscal 2003 as compared to fiscal 2004.

Quarterly Information

The following table presents selected consolidated financial data for each of the last eight quarters through December 31, 2005 (dollars in thousands, except per share information):

Period	Net Loss for the Period	Basic and Diluted Net Loss per Common Share
March 31, 2004	$(2,391)	$(0.08)
June 30, 2004	$(2,681)	$(0.08)
September 30, 2004	$(2,756)	$(0.08)
December 31, 2004	$(5,309)	$(0.15)
March 31, 2005	$(3,119)	$(0.09)
June 30, 2005	$(4,622)	$(0.13)
September 30, 2005	$(4,404)	$(0.11)
December 31, 2005	$(7,100)	$(0.17)

The net loss increase in the last quarter is due to the impairment of intellectual property associated with the mesna compound. It is important to note that the $3.5 million impairment charge was a non-cash expense to our Statement of Operations. In addition, R&D expenses have increased during the period from June 30, 2005 through December 31, 2005 as a result of the execution of the clinical development plans for ADH-1. Our improved liquidity from the completion of financings in December 2003, May 2004 and July 2005 has allowed for these increased R&D activities to occur.

During the quarter ended December 31, 2004, we incurred $1.3 million associated with the acquisition of CBI, which consisted of $1.2 million in common stock and $0.1 million in cash for transaction-related expenses.

Liquidity and Capital Resources

We have financed our operations since our inception on September 3, 1996 through the sale of equity and debt securities and have raised gross proceeds totaling approximately $54.5 million through December 31, 2005. We have incurred net losses and negative cash flow from operations each year, and we have an accumulated deficit of approximately $52.4 million as of December 31, 2005. We have not generated any revenues to date through the sale of products. We do not expect to have significant revenues or income, other than interest income, until we are able to sell our product candidates after obtaining applicable regulatory approvals, we achieve development milestones or receive option payments under our GSK agreement, and/or establish additional collaborations that provide us with funding, such as licensing fees, royalties, milestone payments or upfront payments.

The net cash flow used in operating activities for fiscal 2005 was $12.3 million or an average of approximately $1.0 million per month, as compared to $4.7 million for the six-month fiscal transition 2004 or an average of approximately $0.8 million per month. The increase in the average monthly net cash flow used is due to our expanding drug development activities associated with our product candidates, including the addition of eniluracil during the fourth quarter of fiscal 2005.

On July 20, 2005, we completed a private placement of equity securities totaling $8.5 million, resulting in net proceeds of $8.1 million after deducting broker fees and other expenses of $0.4 million. This financing included a $3.0 million equity investment by GSK.

As of December 31, 2005, our consolidated cash, cash equivalents and short-term investments were $13.1 million, as compared to $17.5 million at December 31, 2004. This decrease reflects the continued funding of our corporate operations including the development and advancement of our product candidates partially offset by the July 2005 Private Placement. Working capital at December 31, 2005 and December 31, 2004 was approximately $10.7 million and $16.1 million, respectively.

We believe that our cash, cash equivalents and short-term investments will be sufficient to satisfy our anticipated capital requirements until December 31, 2006. We are considering all financing alternatives, and are immediately seeking to raise additional funds for operations from current stockholders and other potential investors, most likely in a private placement of common stock. This disclosure is not an offer to sell, nor a solicitation of an offer to buy our securities. While we are striving to achieve the above plans, there is no assurance that such funding will be available or obtained on favorable terms. At December 31, 2005, there was significant doubt that the Company would be able to continue as a going concern. The financial statements do not reflect adjustments in the carrying values of the assets and liabilities, the reported revenues and expenses, and the balance sheet classification used, that would be necessary if the going concern were not appropriate, and such adjustments could be material. Our projections of further capital requirements are subject to substantial uncertainty. Our working capital requirements may fluctuate in future periods depending upon numerous factors, including: results of our research and development activities; progress or lack of progress in our preclinical studies or clinical trials; our drug substance requirements to support clinical programs; our ability to achieve option payments or milestone payments under our current GSK collaboration or any other collaborations we establish that provide us with funding; changes in the focus, direction, or costs of our research and development programs; the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing our patent claims; competitive and technological advances; the potential need to develop, acquire or license new technologies and products; establishment of marketing and sales capabilities; our business development activities; new regulatory requirements implemented by regulatory authorities; the timing and outcome of any regulatory review process or our commercialization activities, if any.

To finance our operations, we will need to raise substantial additional funds through either the sale of additional equity, the issuance of debt, the achievement of development milestones or receipt of option payments under our agreement with GSK, the establishment of additional collaborations that provide us with funding, the out-license or sale of certain aspects of our intellectual property portfolio, or from other sources. There can be no assurance that we will be able to raise the necessary capital or that such funding will be available on favorable terms.

In May 2004, we terminated a CAD$0.3 million revolving line of credit with the Royal Bank of Canada that had been outstanding since 2002. In addition, through December 31, 2004, we have received CAD$2.4 million of research tax credits including potential research tax credit receivables of CAD$0.3 million and have received CAD$0.3 million in other government grants.

Since our inception, we have not had any material off-balance sheet arrangements, and inflation has not had a material effect on our operations. We had no material commitments for capital expenses as of December 31, 2005.

Financial Instruments

Our financial instruments consist primarily of short-term investments. These investments will ultimately be liquidated to support our ongoing operations.

Our investment policy is to manage investments to achieve, in the order of importance, the financial objectives of preservation of principal, liquidity and return on investment. Investments may be made in U.S. or Canadian obligations and bank securities, commercial paper of U.S. or Canadian industrial companies, utilities, financial institutions and consumer loan companies, and securities of foreign banks provided the obligations are guaranteed or carry ratings appropriate to the policy. Securities must have a minimum Dun & Bradstreet rating of A for bonds or R1 low for commercial paper. The policy also provides for investment limits on concentrations of securities by issuer and maximum-weighted average time to maturity of twelve months. This policy applies to all of our financial resources.

The policy risks primarily include the opportunity cost of the conservative nature of the allowable investments. As the main purpose of the Company is research and development, the Company has chosen to avoid investments of a trade or speculative nature.

Investments with original maturities at date of purchase beyond three months, and which mature at or less than twelve months from the balance sheet date, are classified as current. Investments are carried at book value plus accrued interest with unrealized gains and losses recognized as investment income. Short-term investments of $1.2 million consist of corporate commercial paper with maturities at acquisition from 154 to 175 days at December 31, 2005 and were nil at December 31, 2004. The market value of the investments at December 31, 2005 approximated their book value. Short-term investments at June 30, 2004 totaled $7.1 million which consisted of corporate bonds with maturities at acquisition from 110 to 159 days. Since these investments were purchased just prior to June 30, 2004, their market value was also not significantly different from their book value.

During the fiscal year 2005, the six-month fiscal transition 2004 and fiscal 2004, we earned interest income of $0.4 million, $0.2 million and $0.2 million, respectively, on our cash, cash equivalents and short-term investments.

Leasehold Inducements

On August 31, 2005, we entered into agreements to lease a new office and laboratory facility and sublease our existing facility. As an incentive to enter into the new lease, we received free rent and capital inducements. We received a 50 percent discount for the new facility for the first 24 months of the 84-month lease term. In conjunction with the transaction, we also received inducements in the form of furniture, equipment and leasehold improvements with a fair market value of approximately $0.5 million and, in return, we provided furniture, equipment and leasehold improvements with a net book value of $0.2 million with an approximate fair market value of $0.1 million.

We will record rent expense on a straight line basis by accumulating the total rental payments and allocating them over the 84 month term of the lease which expires on August 31, 2012. The difference between the cash payment and lease expense will be charged to deferred lease inducements.

Contractual Obligations

Since our inception, we have not had any material off-balance sheet arrangements, and inflation has not had a material effect on our operations. We had no material commitments for capital expenses as of December 31, 2005.

The following table represents our contractual obligations and commitments at December 31, 2005 (in thousands of U.S. dollars):

	Less than 1 year	1-3 years	4-5 years	More than 5 years	Total
Englert Lease (1)	$108	$224	$205	$—	$537
Maplewood Lease (2)	143	584	755	663	2,145
McGill License (3)	311	345	382	489	1,527
OHSU License (4)	-	-	-	-	-
Rutgers License (4)	25	100	100	-	225

Total	$587	$1,253	$1,442	$1,152	$4,434

(1)	In April 2004, we entered into a lease for our facilities in RTP. Amounts shown assume the maximum amounts due under the lease. This facility has now been subleased to another company that is responsible for payments until March 31, 2008; however, in the event of their default Adherex would become responsible for the obligation. In addition, Adherex is contractually obligated under the lease until August 31, 2010.

(2)	In August 2005, we entered into a lease for new office and laboratory facilities in RTP. Amounts shown assume the maximum amounts due under the lease. We received lease and capital inducements to enter into the lease, including a 50 percent discount for the first 24 months of the 84-month lease term and capital inducements with a fair market value of $0.5 million.

(3)	Research obligations shown. Royalty payments, which are contingent on sales, are not included. Penalties for failure to achieve clinical trial progress goals are not included.

(4)	Royalty and milestone payments that we may be required to pay, which are contingent on sales or progress of clinical trials, are not included.

In connection with the OHSU License Agreement and the Rutgers License Agreement, we are required to pay specified amounts in the event that we achieve certain Adherex-initiated clinical trial milestones. In the near-term, a potential milestone payment to OHSU of up to $0.5 million may be required if we complete a randomized clinical trial with STS in children, which has not yet commenced. There can be no assurance that we will commence and complete that clinical trial when anticipated, if at all.

Under the terms of the development and license agreement with GSK, should GSK not exercise any of its options to buy back eniluracil, we would be free to develop eniluracil alone or with other partners. If we file a New Drug Application (“NDA”) with the FDA, we may be required to pay development milestones of $5.0 million to GSK. Depending upon whether the NDA is approved by the FDA and whether eniluracil becomes a commercial success, we may be required to pay up to an additional $70.0 million in development and sales milestones for the initially approved indication, plus double digit royalties based on annual net sales. If we pursue other indications, we may be required to pay up to an additional $15 million to GSK per FDA-approved indication.

Research and Development

Our research and development efforts have been focused on the development of cancer therapeutics and our cadherin targeting technology platform and include ADH-1, eniluracil, STS, NAC, mesna and various cadherin technology-based preclinical programs.

We have established relationships with contract research organizations, universities and other institutions which we utilize to perform many of the day-to-day activities associated with our drug development. Where possible, we have sought to include leading scientific investigators and advisors to enhance our internal capabilities. Research and development issues are reviewed internally by our Chief Scientific Officer, other members of our executive management and our supporting scientific staff. Major development issues are presented to the members of our Scientific and Clinical Advisory Board for discussion and review.

Research and development expenses totaled $12.4 million, $3.4 million and $3.6 million and $2.7 million for the fiscal year 2005, the six-month fiscal transition 2004, fiscal 2004 and fiscal 2003, respectively.

ADH-1 is a molecularly-targeted anti-cancer drug currently in Phase Ib/II and Phase II clinical studies. We incurred $8.2 million of internal and external expenses on this compound during fiscal 2005. ADH-1 is a small peptide molecule that selectively targets N-cadherin, a protein that plays a major role in holding together and stabilizing cells that make up blood vessels and certain tumor cells.

Eniluracil, which we acquired as part of the development and license agreement with GSK, is a DPD inhibitor that was previously under development by GSK for oncology indications. During fiscal 2005, we incurred $2.6 million of internal and external expenditures for eniluracil, primarily to commence a Phase I clinical program. Eniluracil is being developed to enhance the therapeutic value and effectiveness of 5-FU, one of the world’s most widely-used oncology agents and a current first-line therapy for a variety of cancers including colon, rectal, breast, head and neck and ovarian. We have obtained new proprietary data regarding the optimal usage of eniluracil in combination with 5-FU, which formed the basis of a patent application filed by us. We are implementing an accelerated development program to support the initiation of a Phase III clinical program as early as 2007; however, there can be no assurance that we will commence or complete that clinical trial when planned, if at all.

STS is a chemoprotectant that has been shown in Phase I and Phase II clinical studies conducted by investigators at OHSU to reduce hearing loss in patients, both adults and children, treated with platinum-based agents. We continue to work with the Children’s Oncology Group to initiate a randomized STS trial in children.

NAC is being developed as a bone marrow protectant to prevent the bone marrow toxicity caused by certain anti-cancer drugs. Upon the completion of ongoing investigator-sponsored Phase I clinical studies at OHSU, we plan to re-evaluate the commercial potential of NAC.

Mesna was under development as a chemoenhancer directed at reducing the development of resistance by cancer cells to certain chemotherapeutics agents. Although we continue to have rights to mesna under our license agreement with Rutgers, we do not currently have any further development plans for this compound. As a result, we have recorded a loss on impairment associated with the intellectual property related to mesna during fiscal 2005 of $3.5 million. Should conditions warrant, we may elect to re-commence further development of this compound in the future.

Our preclinical pipeline includes back-up peptides and small chemical molecule successors to ADH-1, molecules being developed to inhibit the metastatic spread of some cancers; and peptides that combine both angiolytic and antiangiogenic properties.

As of December 31, 2005, our internal and external spending for each research and development program is as follows (in thousands of U.S. dollars):

	Fiscal Year Ended December 31, 2005	Six Months Ended December 31, 2004	Fiscal Years Ended June 30,		Cumulative From September 3, 1996 to December 31, 2005
			2004	2003
ADH-1	$8,248	$2,550	$2,503	$2,082	$18,991
Eniluracil	2,552	-	-	-	2,552
Other anti-cancer	374	358	341	432	2,027

Total anti-cancer	11,174	2,908	2,844	2,514	23,570
STS	472	263	628	144	1,507
Other chemoprotectants and enhancers	17	-	-	16	33

Total chemoprotectants and enhancers	489	263	628	160	1,540
Other discovery projects	778	272	89	71	2,583
Transdermal drug delivery	-	-	-	-	689

Total research and development program expense	$12,441	$3,443	$3,561	$2,745	$28,382

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with Canadian and U.S. GAAP requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. These estimates are based on assumptions and judgments that may be affected by commercial, economic and other factors. Actual results could differ from those estimates.

An accounting policy is considered to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the financial statements. We believe that the assumptions, judgments and estimates involved in our accounting for acquired intellectual property rights could potentially have a material impact on our consolidated financial statements. The following description of critical accounting policies, judgments and estimates should be read in conjunction with our December 31, 2005 consolidated financial statements.

Functional and Reporting Currency

Effective January 1, 2005, the Company determined that its functional currency had changed from the Canadian dollar to the U.S. dollar because the majority of its transactions are denominated in U.S. dollars as the result of increasing activities undertaken in the United States. Concurrent with this change in functional currency, the Company adopted the U.S. dollar as its reporting currency.

The change was effected for prior periods as follows: assets and liabilities were translated into U.S. dollars at the prevailing exchange rates at each balance sheet date; revenues and expenses were translated at the average exchange rates prevailing during each reporting period, and equity transactions were translated at the prevailing historical exchange rates at each transaction date. Adjustments resulting from the translations are included in the cumulative translation adjustments in shareholders’ equity and totaled $5.9 million at December 31, 2005 and 2004.

Acquired Intellectual Property Rights

At December 31, 2005, our acquired intellectual property rights had a net book value of $14.2 million and relate to the intellectual property acquired in the acquisition of Oxiquant in November 2002, which include: (i) STS, a hearing protectant for patients undergoing platinum-based chemotherapy, (ii) NAC, a bone marrow protectant for patients undergoing certain chemotherapy and (iii) mesna, a chemoenhancer to reduce a cancer’s resistance to certain chemotherapy. In accordance with the Canadian Institute of Chartered Accountants (“CICA”) Section 3063 “Impairment of Long-Lived Assets,” we review our intellectual property to determine if any events or changes have impaired the carrying value of the assets. We determine impairment by comparing the undiscounted future cash flows estimated to be generated by the asset to their respective carrying amounts. At December 31, 2005, we determined the carrying value of mesna, which has a book value of $3.5 million, was fully impaired.

Subsequent to the addition of eniluracil into our development plans, we determined that we would not allocate any resources to the further development of mesna. We still retain rights to mesna under our license agreement and might elect to re-commence further development of this compound in the future.

The remaining intellectual property continues as an asset as required under Canadian GAAP and is being amortized on a straight-line basis over its estimated useful life of ten years from the date of acquisition.

Under U.S. GAAP, management has determined that the intellectual property is in-process research and development (“IPRD”), a concept which is not applicable under Canadian GAAP. IPRD is not capitalized under U.S. GAAP, but rather expensed at the time of acquisition. Consequently, the entire cost of the IPRD of CAD$31.2 million associated with the Oxiquant acquisition is reflected as a reconciling item in the December 31, 2005 consolidated financial statements, footnote 20, U.S. Accounting Principles, which reconciles Canadian GAAP to U.S. GAAP. In addition, during fiscal 2005 the loss on impairment was not recorded under U.S. GAAP because the amount was previously expensed as IPRD.

Stock-Based Compensation

Effective January 1, 2002, the Company adopted the recommendations of the CICA set out in Section 3870 “Stock-Based Compensation and Other Stock-Based Payments” (“CICA 3870”). Until January 1, 2004, this standard only required the expensing of the fair value of non-employee options, with note disclosure of the fair value and effect of employee and director options on the financial statements. For fiscal years beginning after January 1, 2004, the fair value of all options granted must be expensed in the Statement of Operations. Upon adopting this new standard, the Company elected to retroactively adjust retained earnings without restatement. On July 1, 2004, the Company increased the deficit by $1.7 million and increased contributed surplus by the same amount.

Deferred Leasehold Inducements

Leasehold inducements consist of periods of reduced rent and other capital inducements provided by the lessor. The leasehold inducements relating to the reduced rent periods are deferred and allocated over the term of the lease.

Outstanding Share Information

The outstanding share data for the Company as of December 31, 2005, is as follows (in thousands):

Number Outstanding
Common shares	42,629
Warrants	13,029
Stock options	5,284

Total	60,942

Canadian to U.S. GAAP

The Company presents its consolidated financial results in accordance with Canadian GAAP. Significant differences exist between Canadian and U.S. GAAP and are presented in footnote 20 in the consolidated financial statements.

Recent Accounting Pronouncements

Financial Instruments

In January 2005, the CICA issued Section 1530, “Comprehensive income,” Section 3855, “Financial instruments -recognition and measurement,” and Section 3865, “Hedges.” The new standards will be effective for interim and annual financial statements commencing in 2007. Earlier adoption is permitted. Most significantly for us, the new standards will require presentation of a separate statement of comprehensive income. We currently are evaluating the impact of adopting these standards on our consolidated financial statements.

Embedded Leases

In December 2004, the CICA issued EIC-150, “Determining whether an arrangement contains a lease,” which provides guidance to companies that enter into arrangements that are not legally a lease, but conveys a right to use a tangible asset, in return for a payment or series of payments. The standard was effective for arrangements entered into or modified after January 1, 2005. The adoption of this standard did not impact us as we have not entered into such arrangements.

Operating and Business Risks

We operate in a highly competitive environment that involves significant risks and uncertainties, some of which are outside of our control. We are subject to risks inherent in the biopharmaceutical industry, including:

•	a history of significant losses and no revenues to date; our product candidates are at an early stage of development, and we may never successfully develop or commercialize our product candidates;

•	the possibility of delayed or unsuccessful human clinical trials with our product candidates could result in an increase to our development costs;

•	the need to raise additional capital to fund operations;

•	the ability to maintain or enter into new collaborations might adversely impact the development of our drug candidates;

•	GSK might not exercise any of their options under our development and license agreement which might hinder development of two of our most important drug candidates;

•	the Children’s Oncology Group may not conduct clinical trials with STS as planned;

•	we may experience difficulties in managing our growth as we expand;

•	we may expand our business through new acquisitions that could disrupt our business, harm our financial condition and dilute current stockholders’ ownership;

•	we may lose key personnel or be unable to attract and retain additional personnel, which might adversely impact the development of our drug candidates;

•	if our licenses to proprietary technology owned by others terminate or expire, we may not be able to successfully develop our product candidates;

•	the enforcement and protection of our patents and licenses related to our product candidates, the possible infringement of the rights of others and potential off-label use or sale of our product candidates by competitors might harm our financial condition;

•	the reliance on third-party contract manufacturers to produce drug substance;

•	we conduct business internationally and are subject to laws and regulations of several countries, which may affect our ability to access regulatory agencies and the enforceability of our licenses;

•	exchange rate fluctuations;

•	the ability to obtain regulatory approval of our drug candidates;

•	the uncertainty of market acceptance of our products, the competitive environment, pricing and reimbursement of our product candidates, if and when they are commercialized;

•	the potential for product liability lawsuits in clinical trials or from commercial activities;

•	the use of hazardous materials and chemicals in our research and development;

•	new accounting or regulatory pronouncements may impact our future financial results;

•	the fact we are a foreign investment company under U.S. tax law which has an adverse tax consequence for our U.S. shareholders;

•	the volatile nature of our common stock price;

•	the large number of common stock to be issued, through future financings, under currently issued warrants and stock options and warrants and stock options that may be issued in the future could substantially dilute our shareholders; and

•	if we lose our foreign private issuer status, we will likely incur additional expenses to comply with U.S. securities law.

Our financial results will fluctuate from period to period and therefore are not necessarily meaningful and should not be relied upon as an indication of future financial performance. Such fluctuations in quarterly results or other factors beyond our control could affect the market price of our common stock. These factors include changes in earnings estimates by analysts, market conditions in our industry, announcements by competitors, changes in pharmaceutical and biotechnology industries, and general economic conditions. Any effect on our common stock could be unrelated to our longer-term operating performance. For a more detailed discussion of our risk factors, please refer to our public filings available at www.sedar.com and www.sec.gov.

Management’s Statement of Responsibility

To the Shareholders of Adherex Technologies Inc.

Management is responsible for the preparation and presentation of the consolidated financial statements. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and reflect management’s best estimates and judgments.

Management has developed and maintains a system of internal controls to provide reasonable assurance that all assets are safeguarded and to facilitate the preparation of relevant, reliable and timely financial information. Consistent with the concept of reasonable assurance, the Company recognizes that the relative cost of maintaining these controls should not exceed their expected benefits.

The Audit Committee, which is comprised of independent directors, reviews the consolidated financial statements, considers the report of the external auditors, assesses the adequacy of the Company’s internal controls and recommends to the Board of Directors the independent auditors for appointment by the shareholders. The consolidated financial statements were reviewed by the Audit Committee and approved by the Board of Directors.

The consolidated financial statements were audited by PricewaterhouseCoopers LLP, the external auditors, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) on behalf of the shareholders.

/s/ William P. Peters	/s/ James A. Klein Jr.
William P. Peters, MD PhD MBA	James A. Klein, Jr.
Chief Executive Officer and Chairman	Chief Financial Officer

February 10, 2006

To the Shareholders of Adherex Technologies Inc.

We have audited the accompanying consolidated balance sheets of Adherex Technologies Inc. and its subsidiaries as of December 31, 2005, December 31, 2004 and June 30, 2004 and the related consolidated statements of operations, cash flows and shareholders’ equity for the year ended December 31, 2005, the six months ended December 31, 2004 and for the years ended June 30, 2004, and 2003 and for the period from September 3, 1996 to December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Adherex Technologies Inc. and its subsidiaries at December 31, 2005, December 31, 2004 and June 30, 2004 and the results of its operations and its cash flows for the year ended December 31, 2005, the six months ended December 31, 2004 and for the years ended June 30, 2004 and 2003 and for the period from September 3, 1996 to December 31, 2005 in accordance with Canadian generally accepted accounting principles.

Accounting principles generally accepted in Canada vary in certain respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in footnote 20 to the consolidated financial statements.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company requires additional financing that raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to this matter are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Raleigh, North Carolina

February 10, 2006

Adherex Technologies Inc.

(a development stage company)

Consolidated Balance Sheets

U.S. dollars and shares in thousands, except per share information

	December 31, 2005	December 31, 2004	June 30, 2004
Assets

Current assets
Cash and cash equivalents	$11,916	$17,473	$13,599
Cash pledged as collateral	53	75	31
Short-term investments	1,175	-	7,071
Accounts receivable	15	17	39
Investment tax credits recoverable	129	252	280
Prepaid expense	59	11	119
Other current assets	52	84	419

Total current assets	13,399	17,912	21,558
Other long-term assets	-	10	36
Capital assets	374	652	419
Leasehold inducements	518	-	-
Acquired intellectual property rights	14,154	20,415	19,496

Total assets	$28,445	$38,989	$41,509

Liabilities and shareholders’ equity
Current liabilities
Accounts payable	$1,385	$1,079	$628
Accrued liabilities	1,279	700	839

Total current liabilities	2,664	1,779	1,467
Other long-term liabilities	13	140	92
Deferred lease inducement	537	-	-
Future income taxes	5,174	7,463	7,126

Total liabilities	8,388	9,382	8,685

Commitments and contingencies

Shareholders’ equity
Common stock, no par value; unlimited shares authorized; 42,629 shares, 36,535 shares and 35,891 shares issued and outstanding, respectively	41,268	34,324	33,565
Contributed surplus	25,338	22,587	20,258
Cumulative translation adjustment	5,850	5,850	2,404
Deficit accumulated during development stage	(52,399)	(33,154)	(23,403)

Total shareholders’ equity	20,057	29,607	32,824

Total liabilities and shareholders’ equity	$28,445	$38,989	$41,509

Signed on behalf of the Board of Directors

/s/ Raymond Hession	/s/ Arthur T. Porter
Raymond Hession Director	Arthur T. Porter, MD, MBA Director

(The accompanying notes are an integral part of these consolidated financial statements)

Adherex Technologies Inc.

(a development stage company)

Consolidated Statements of Operations

U.S. dollars and shares in thousands, except per share information

	Year Ended December 31, 2005	Six Months Ended December 31, 2004	Years Ended June 30,		Cumulative From September 3, 1996 to December 31, 2005
			2004	2003
Revenue	$-	$-	$-	$-	$-

Operating expenses:
Research and development	12,441	3,443	3,561	2,745	28,382
General and administration	3,182	2,727	3,481	1,996	14,786
Amortization of acquired intellectual property rights	2,723	1,234	2,323	1,265	7,545

Loss from operations	(18,346)	(7,404)	(9,365)	(6,006)	(50,713)
Other income (expense):
Loss on impairment of intellectual property	(3,539)	-	-	-	(3,539)
Settlement of Cadherin Biomedical Inc. litigation	-	(1,283)	-	-	(1,283)
Interest expense	(11)	-	(331)	(11)	(352)
Other income	-	-	-	-	98
Interest income	361	171	162	72	1,182

Total other income and (expense)	(3,189)	(1,112)	(169)	61	(3,894)

Loss before income taxes	(21,535)	(8,516)	(9,534)	(5,945)	(54,607)

Recovery of future income taxes	2,290	451	849	462	4,052

Net loss	$(19,245)	$(8,065)	$(8,685)	$(5,483)	$(50,555)

Net loss per share of common stock, basic and diluted	$(0.49)	$(0.22)	$(0.36)	$(0.42)

Weighted-average number of shares of common stock outstanding, basic and diluted	39,276	35,989	24,233	12,920

(The accompanying notes are an integral part of these consolidated financial statements)

Adherex Technologies Inc.

(a development stage company)

Consolidated Statements of Cash Flows

U.S. dollars and shares in thousands, except per share information

	Year Ended December 31, 2005	Six Months Ended December 31, 2004	Years Ended June 30,		Cumulative From September 3, 1996 to December 31, 2005
			2004	2003
Cash flows from (used in):
Operating activities:
Net loss	$(19,245)	$(8,065)	$(8,685)	$(5,483)	$(50,555)
Adjustments for non-cash items:
Amortization of capital assets	224	50	224	227	1,072
Non-cash Cadherin Biomedical Inc. litigation expense	-	1,187	-	-	1,187
Unrealized foreign exchange loss	-	-	-	-	9
Amortization of acquired intellectual property rights	2,723	1,234	2,323	1,265	7,545
Recovery of future income taxes	(2,290)	(451)	(849)	(462)	(4,052)
Loss on impairment of intellectual property	3,539	-	-	-	3,539
Amortization of leasehold inducements	108	-	(48)	(60)	(139)
Non-cash severance expense	-	-	-	168	168
Stock options issued to consultants	275	40	145	4	464
Stock options issued to employees	1,402	598	-	-	2,000
Accrued interest on convertible notes	-	-	331	11	341
Changes in operating assets and liabilities	1,003	730	601	(249)	1,993

Net cash used in operating activities	(12,261)	(4,677)	(5,958)	(4,579)	(36,428)

Investing activities:
Purchase of capital assets	(102)	(294)	(154)	(62)	(1,346)
Disposal of capital assets	-	67	-	37	115
Release of restricted cash	-	-	192	-	190
Restricted cash	22	(38)	-	-	(207)
Purchase of short-term investments	(3,435)	(6,467)	(7,056)	-	(22,148)
Redemption of short-term investments	2,260	13,965	-	5,391	21,616
Investment in Cadherin Biomedical Inc.	-	-	-	(166)	(166)
Acquired intellectual property rights	-	-	-	(640)	(640)

Net cash provided (used) in investing activities	(1,255)	7,233	(7,018)	4,560	(2,586)

Financing activities:
Conversion of long-term debt to equity	-	-	-	-	68
Long-term debt repayments	-	-	-	-	(65)
Capital lease repayments	-	-	-	-	(8)
Issuance of common stock	8,134	-	23,458	-	46,676
Registration expense	-	(465)	-	-	(465)
Financing expenses	(141)	-	(346)	-	(487)
Proceeds from convertible note	-	-	1,292	1,726	3,017
Other liability repayments	(59)	36	(51)	-	(74)
Proceeds from exercise of stock options	25	-	22	4	51

Net cash provided (used) in financing activities	7,959	(429)	24,375	1,730	48,713

Effect of exchange rate changes on cash and cash equivalents	-	1,747	62	220	2,217

Net change in cash and cash equivalents	(5,557)	3,874	11,461	1,931	11,916
Cash and cash equivalents - Beginning of period	17,473	13,599	2,138	207	-

Cash and cash equivalents - End of period	$11,916	$17,473	$13,599	$2,138	$11,916

Supplemental non-cash information:
Acquisition of Oxiquant intellectual property	$-	$-	$-	$12,828
Leasehold improvements financed by leasehold inducements	-	76	-	-
Leasehold improvements	544	-	-	-
Share distribution to shareholders	-	-	-	166
Convertible notes settled in private placement	-	-	1,822	-
Acquisition of Cadherin Biomedical Inc.	-	1,187	-	-

(The accompanying notes are an integral part of these consolidated financial statements)

Adherex Technologies Inc.

(a development stage company)

Consolidated Statements of Stockholders Equity

U.S. dollars and shares in thousands, except per share information

	Common Stock		Non-redeemable Preferred Stock of Subsidiary	Contributed Surplus	Cumulative Translation Adjustment	Deficit Accumulated During Development Stage	Total Shareholders’ Equity
	Number	Amount
Balance at June 30, 1996	-	$-	$-	$-	$-	$-	$-
Issuance of common stock	1,600	-	-	-	-	-	-
Net loss	-	-	-	-	-	(37)	(37)

Balance at June 30, 1997	1,600	-	-	-	-	(37)	(37)
Net loss	-	-	-	-	-	(398)	(398)

Balance at June 30, 1998	1,600	-	-	-	-	(435)	(435)
Exchange of Adherex Inc. shares for Adherex Technologies Inc. shares	(1,600)	-	-	-	-	-	-
Issuance of common stock	4,311	1,615	-	-	-	-	1,615
Cumulative translation adjustment	-	-	-	-	20	-	20
Net loss	-	-	-	-	-	(958)	(958)

Balance at June 30, 1999	4,311	1,615	-	-	20	(1,393)	242
Issuance of common stock	283	793	-	-	-	-	793
Issuance of equity rights	-	-	-	171	-	-	171
Issuance of special warrants	-	-	-	255	-	-	255
Settlement of advances
Issuance of common stock	280	175	-	-	-	-	175
Cancellation of common stock	(120)	-	-	-	-	-	-
Cumulative translation adjustment	-	-	-	-	16	-	16
Net loss	-	-	-	-	-	(1,605)	(1,605)

Balance at June 30, 2000	4,754	2,583	-	426	36	(2,998)	47
Issuance of common stock:
Initial public offering	1,333	5,689	-	-	-	-	5,689
Other	88	341	-	-	-	-	341
Issuance of special warrants	-	-	-	1,722	-	-	1,722
Conversion of special warrants	547	1,977	-	(1,977)	-	-	-
Issuance of Series A special warrants	-	-	-	4,335	-	-	4,335
Conversion of Series A special warrants	1,248	4,335	-	(4,335)	-	-	-
Conversion of equity rights	62	171	-	(171)	-	-	-
Cumulative translation adjustment	-	-	-	-	141	-	141
Net loss	-	-	-	-	-	(2,483)	(2,483)

Balance at June 30, 2001	8,032	15,096	-	-	177	(5,481)	9,792
Cumulative translation adjustment	-	-	-	-	(124)	-	(124)
Net loss	-	-	-	-		(3,596)	(3,596)

Balance at June 30, 2002	8,032	15,096	-	-	53	(9,077)	6,072

(continued on next page)

(The accompanying notes are an integral part of these consolidated financial statements)

Adherex Technologies Inc.

(a development stage company)

Consolidated Statements of Stockholders Equity

U.S. dollars and shares in thousands, except per share information

	Common Stock		Non-redeemable Preferred Stock of Subsidiary	Contributed Surplus	Cumulative Translation Adjustment	Deficit Accumulated During Development Stage	Total Shareholders’ Equity
	Number	Amount
Balance at June 30, 2002	8,032	$15,096	$-	$-	$53	$(9,077)	$6,072
Stated capital reduction	-	(9,489)	-	9,489	-	-	-
Common stock issued for Oxiquant acquisition	8,032	11,077	-	543	-	-	11,620
Exercise of stock options	5	4	-	-	-	-	4
Distribution to shareholders	-	-	-	-	-	(158)	(158)
Stock options issued to non-employees	-	-	-	4	-	-	4
Equity component of June convertible notes	-	-	-	1,058	-	-	1,058
Financing warrants	-	-	-	53	-	-	53
Cumulative translation adjustment	-	-	-	-	2,047	-	2,047
Net loss	-	-	-	-	-	(5,483)	(5,483)

Balance at June 30, 2003	16,069	16,688	-	11,147	2,100	(14,718)	15,217
Stock options issued to consultants	-	-	-	148	-	-	148
Repricing of warrants related to financing	-	-	-	18	-	-	18
Equity component of December convertible notes	-	-	-	1,124	-	-	1,124
Financing warrants	-	-	-	54	-	-	54
Conversion of June convertible notes	1,728	1,216	-	(93)	-	-	1,123
Conversion of December convertible notes	1,085	569	-	(398)	-	-	171
Non-redeemable preferred stock	-	-	1,045	-	-	-	1,045
December private placement	11,522	8,053	-	5,777	-	-	13,830
May private placement	4,669	6,356	-	2,118	-	-	8,474
Exercise of stock options	18	23	-	-	-	-	23
Amalgamation of 2037357 Ontario Inc.	800	660	(1,045)	363	-	-	(22)
Cumulative translation adjustment	-	-	-	-	304	-	304
Net loss	-	-	-	-	-	(8,685)	(8,685)

Balance at June 30, 2004	35,891	33,565	-	20,258	2,404	(23,403)	32,824
Stock options issued to consultants	-	-	-	39	-	-	39
Stock options issued to employees	-	-	-	604	-	-	604
Retroactive adjustment for stock-based compensation	-	-	-	1,686	-	(1,686)	-
Cost related to SEC registration	-	(493)	-	-	-	-	(493)
Acquisition of Cadherin Biomedical Inc.	644	1,252	-	-	-	-	1,252
Cumulative translation adjustment	-	-	-	-	3,446	-	3,446
Net loss – six months	-	-	-	-	-	(8,065)	(8,065)

Balance at December 31, 2004	36,535	34,324	-	22,587	5,850	(33,154)	29,607
Cost related to financing	-	(141)	-	-	-	-	(141)
Exercise of stock options	15	25	-	-	-	-	25
Stock options issued to consultants	-	-	-	275	-	-	275
Stock options issued to employees	-	-	-	1,402	-	-	1,402
July private placement	6,079	7,060	-	1,074	-	-	8,134
Net loss	-	-	-	-	-	(19,245)	(19,245)

Balance at December 31, 2005	42,629	$41,268	$-	$25,338	$5,850	$(52,399)	$20,057

(The accompanying notes are an integral part of these consolidated financial statements)

Adherex Technologies Inc.

(a development stage company)

Notes to the Consolidated Financial Statements

U.S. dollars and shares in thousands, except per share information

1.	Going Concern

These consolidated financial statements have been prepared using generally accepted accounting principles that are applicable to a going concern, which contemplates that Adherex will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. The use of these principles may not be appropriate because at December 31, 2005 there was significant doubt that the Company will be able to continue as a going concern. The Company’s ability to continue as a going concern is dependent upon the raising of additional financial resources.

The Company’s management is considering all financing alternatives and is immediately seeking to raise additional funds for operations from current stockholders and other potential investors most likely in a private placement of common stock. This disclosure is not an offer to sell, nor a solicitation of an offer to buy the Company’s securities. While the Company is striving to achieve the above plans, there is no assurance that such funding will be available or obtained on favorable terms.

The financial statements do not reflect adjustments in the carrying values of the assets and liabilities, the reported revenues and expenses, and the balance sheet classification used, that would be necessary if the going concern were not appropriate, and such adjustments could be material.

The Company’s management believes sufficient financial resources exist to fund operations into late 2006.

2.	Nature of Operations

Adherex Technologies Inc. (“Adherex”), together with its wholly owned subsidiaries Oxiquant, Inc. (“Oxiquant”) and Adherex, Inc., both Delaware corporations and Cadherin Biomedical Inc. (“CBI”), collectively referred to herein as the “Company,” is a development stage biopharmaceutical company with a portfolio of product candidates under development for use in the treatment of cancer.

On December 17, 2004, the Company’s Board of Directors approved a change in the Company’s fiscal year end from a twelve-month period ending June 30 to a twelve-month period ending December 31.

3.	Significant Accounting Policies

Basis of presentation

These consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada and include the accounts of Adherex and of all its subsidiaries. Investments over which the Company has control are fully consolidated. All material inter-company balances and transactions have been eliminated upon consolidation.

Share consolidation

On July 20, 2005, the Company announced that the Board of Directors had approved a share consolidation of the Company’s common stock at a ratio of one-for-five. The share consolidation had previously been approved by the Company’s shareholders at the Annual and Special Meeting held on April 29, 2005. The number of shares of Adherex common stock, stock options and warrants issued and outstanding and the basic and diluted weighted-

Adherex Technologies Inc.

(a development stage company)

Notes to the Consolidated Financial Statements (Continued)

U.S. dollars and shares in thousands, except per share information average shares outstanding as well as per share data and per stock option data have been adjusted for all periods presented to reflect the one-for-five share consolidation.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that impact the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

Change in functional and reporting currency

Effective January 1, 2005, the Company determined that its functional currency had changed from the Canadian dollar to the United States (“U.S.”) dollar because the majority of its operations are denominated in U.S. dollars as the result of increasing activities undertaken in the U.S. Concurrent with this change in functional currency, the Company adopted the U.S. dollar as its reporting currency.

The change was effected for prior periods as follows: assets and liabilities were translated into U.S. dollars at the prevailing exchange rates at each balance sheet date; revenues and expenses were translated at the average exchange rates prevailing during each reporting period and equity transactions were translated at the prevailing historical exchange rates at each transaction date. Adjustments resulting from the translations are included in the cumulative translation adjustments in shareholders’ equity and total $5,850 at December 31, 2005 and 2004 and $2,404 at June 30, 2004.

Cash and cash equivalents

The Company considers all highly liquid investments with maturity of three months or less at the date of purchase to be cash or cash equivalents. The carrying value of cash and cash equivalents approximates their fair value due to the short-term nature of these items.

Cash pledged as collateral

The Company has pledged cash as collateral on corporate credit accounts in the form of interest-bearing term deposits.

Short-term investments

Short-term investments consist primarily of corporate bonds and bankers notes. The Company invests in high credit quality investments in accordance with its investment policy designed to protect the principal investment. Investments with original maturities at date of purchase beyond three months, and which mature at or less than twelve months from the balance sheet date, are classified as current. Investments are carried at book value plus accrued interest with unrealized losses recognized as investment income.

Capital assets

Capital assets are initially recorded at cost and are then amortized using the declining balance method at the following annual rates:

Furniture, fixtures and office equipment	20%
Computer equipment	30%
Computer software	100%
Laboratory equipment	20%

Adherex Technologies Inc.

(a development stage company)

Notes to the Consolidated Financial Statements (Continued)

U.S. dollars and shares in thousands, except per share information

Leasehold improvements are amortized on a straight-line basis over the lease term.

Deferred leasehold inducements

Leasehold inducements consist of periods of reduced rent and other capital inducements provided by the lessor. The leasehold inducements relating to the reduced rent periods are deferred and allocated over the term of the lease. The Company received lease inducements in the form of leasehold improvements and rent-free periods.

Acquired intellectual property rights

Acquired intellectual property rights are recorded at cost and are being amortized over their estimated useful lives on a straight-line basis over ten years.

Impairment of long-lived assets

The Company tests the recoverability of long-lived assets whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. The Company records an impairment loss in the period when it is determined that the carrying amount of the asset may not be recoverable. The impairment loss is calculated as the amount by which the carrying amount of the assets exceeds the discounted cash flows from the asset.

Convertible notes

The Company splits convertible notes into their respective liability and equity components based on the relative fair value of each component.

Common stock and warrants

Common stock is recorded as the net proceeds received on issuance after deducting all share issue costs and the value of investor warrants. Warrants are recorded at fair value and are deducted from the proceeds of common stock and recorded on the consolidated statements of shareholders’ equity as contributed surplus.

Revenue recognition

The Company recognizes revenue from multiple element arrangements under a development and license agreement, which include license payments, milestones and royalties. Revenue arrangements with multiple deliverables are accounted for under the provisions of the Emerging Issues Committee Abstract# -142, Revenue Arrangements With Multiple Deliverables, and are divided into separate units of accounting if certain criteria are met. The consideration the Company receives is allocated among the separate units of accounting based on their respective fair values, and the applicable revenue recognition criteria are considered separately for each of the separate units.

Non-refundable up-front payments received in conjunction with a development and license agreement, including license fees and milestones are deferred and recognized on a straight-line basis over the relevant periods.

Adherex Technologies Inc.

(a development stage company)

Notes to the Consolidated Financial Statements (Continued)

U.S. dollars and shares in thousands, except per share information

The Company records royalty revenue in accordance with the contract terms once it can be reliably measured and the collection is reasonably assured.

Research and development costs and investment tax credits

Research costs, including employee compensation, laboratory fees, lab supplies, and research and testing performed under contract by third parties, are expensed as incurred. Development costs, including drug substance costs, clinical study expenses and regulatory expenses are also generally expensed as incurred unless such costs meet the criteria under generally accepted accounting principles in Canada for deferral and amortization. To qualify for deferral, the costs must relate to a technically feasible, identifiable product that the Company intends to produce and market, there must be a clearly defined market for the product, and the Company must have the resources, or access to resources, necessary to complete the development. To date, no development costs have been deferred.

Investment tax credits, which are earned as a result of qualifying research and development expenditures, are recognized when the expenditures are made and their realization is reasonably assured. They are applied to reduce related capital costs and research and development expenses in the year recognized.

Income taxes

The Company accounts for income taxes under the asset and liability method that requires the recognition of future income tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and tax basis of assets and liabilities. The Company provides a valuation allowance on net future tax assets when it is more likely than not that such assets will not be realized.

Foreign currency translation

All of the Company’s foreign operations are integrated. Financial statements of integrated foreign operations are translated as follows:

Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at exchange rates prevailing at the balance sheet date. Non-monetary items and any related amortization of such items are translated at the rates of exchange in effect when the assets were acquired or the obligations incurred. Expenses denominated in foreign currencies are translated at the relevant exchange rates prevailing during the year. Exchange gains and losses are included in net loss for the year.

Stock-Based compensation plan

Effective January 1, 2002, the Company adopted the recommendations of the CICA set out in Section 3870 “Stock-Based Compensation and Other Stock-Based Payments” (“CICA 3870”). Until January 1, 2004, this standard only required the expensing of the fair value of non-employee options, with note disclosure of the fair value and effect of employee and director options on the financial statements. For fiscal years beginning after January 1, 2004, the fair value of all options granted must be expensed in the statement of operations. Upon adopting this new standard, the Company elected to retroactively adjust retained earnings without restatement. On July 1, 2004, the Company increased the deficit by $1,686 and increased contributed surplus by the same amount.

Adherex Technologies Inc.

(a development stage company)

Notes to the Consolidated Financial Statements (Continued)

U.S. dollars and shares in thousands, except per share information

Loss per share

Basic net loss per share is computed by dividing net loss by the weighted average number of shares of common stock outstanding during the period. Diluted net loss per share is computed the same method, except the weighted average number shares of common stock and includes, where applicable convertible debentures, stock options and warrants, if dilutive.

Comparative figures

Certain comparative figures have been reclassified to conform to the current period presentation, including patent fees which have been reclassified from research and development to general and administrative expenses.

4.	Cash, Cash Equivalents and Short-Term Investments

The following table summarizes the Company’s cash and cash equivalents, cash pledged as collateral and short-term investments at December 31, 2005, December 31, 2004 and June 30, 2004:

	December 31, 2005	December 31, 2004	June 30, 2004
Cash and cash equivalents	$11,916	$17,473	$13,599
Cash pledged as collateral	53	75	31
Short-term investments	1,175	-	7,071

	$13,144	$17,548	$20,701

Cash and cash equivalents have a maturity of less than 90 days. Short-term investments have maturities of greater than 90 days and less than twelve months. Short-term investments at December 31, 2005 consisted of corporate commercial paper with maturities of 154 to 176 days with their market value approximating their fair value. At December 31, 2004, the Company had no short-term investments. Short-term investments at June 30, 2004 consisted of corporate bonds with maturities at acquisition from 110 to 159 days. As these investments had been purchased just prior to year-end at June 30, 2004, their market value approximated their fair value.

Cash pledged as collateral in all years presented relates to amounts to secure certain corporate credit accounts.

5.	Acquired Intellectual Property

On November 20, 2002, Adherex acquired certain intellectual property for chemotherapeutics with a focus in chemoprotection and chemoenhancement. The intellectual property resided in Oxiquant, a holding company with no active business. The Company consummated the acquisition by reverse triangular merger, pursuant to which the Company acquired all of the issued and outstanding securities of Oxiquant through an amalgamation of Oxiquant with a wholly owned subsidiary of the Company formed for this purpose. The assets consisted of an exclusive worldwide license to mesna from Rutgers, The State University of New Jersey (“Rutgers”), and certain intellectual property from Oregon Health & Science University (“OHSU”) relating to the use of sodium thiosulfate (“STS”) and N-acetylcysteine (“NAC”).

The intellectual property at the date of acquisition in Canadian dollars was valued at CAD$31,162 reflecting net liabilities assumed of CAD$401 and a provision for future income tax liability of CAD$11,390, resulting in

Adherex Technologies Inc.

(a development stage company)

Notes to the Consolidated Financial Statements (Continued)

U.S. dollars and shares in thousands, except per share information total consideration of CAD$19,371. The consideration took the form of 8,032 shares of common stock of Adherex with a fair value at the date of acquisition, of CAD$17,544, as well as 461 warrants valued at CAD$640, and 170 introduction warrants valued at CAD$220. In addition, there were transaction costs in Canadian dollars of CAD$967. The acquired intellectual property was deemed to have a ten year useful life, amortized on a straight-line basis.

At December 31, 2005, the Company determined the carrying value of the intellectual property relating to mesna, which had a book value of $3,539 and a recovery of future income tax benefit of $1,294, was fully impaired and written off based on the Company’s lack of any further developmental plans. This decision was based on the addition of eniluracil to the Company’s R&D portfolio, and the financial resources additionally devoted to the development of ADH-1.

6.	Capital Assets

	Year Ended December 31, 2005		Six Months Ended December 31, 2004		Year Ended June 30, 2004
	Cost	Accumulated Amortization	Cost	Accumulated Amortization	Cost	Accumulated Amortization
Furniture, fixtures and office equipment	$92	$32	$185	$23	$81	$8
Computer equipment	125	48	77	14	46	5
Computer software	125	125	124	77	74	62
Laboratory equipment	591	358	553	301	604	311
Leasehold improvements	4	-	128	-	-	-

	937	$563	1,067	$415	805	$386

Accumulated amortization	(563)		(415)		(386)

Net book value	$374		$652		$419

Amortization of capital assets was $224, $50 and $224 for the year ended December 31, 2005, the six months ended December 31, 2004 and for the year ended June 30, 2004, respectively.

7.	Leasehold Inducements

On August 31, 2005, the Company entered into agreements to lease a new office and laboratory facility (“Maplewood Facility”) and sublease the Company’s existing facility (“Englert Facility”) on similar terms as in the original lease. As an incentive to enter into the new lease, the Company received free rent and capital inducements. The Company is paying only half rent for the Maplewood Facility over the first 24 months of the 84-month lease term and received additional inducements in the form of furniture, equipment and leasehold improvements with a fair market value of approximately $544. As part of the sublease of the Englert Facility, the Company provided furniture, equipment and leasehold improvements with a net book value of $156 and an approximate fair market value of $75. In addition, the Company has written-off the $68 liability related to leasehold improvements at the Englert Facility and included this amount in the deferred rent inducement as the Company’s sublessee is now contractually obligated to make those payments; however, should the sublessee default on such payments Adherex would then become liable for the remaining amount.

The Company will record rent expense by charging the total rental payments plus the value of the capital inducements received against earnings on a straight-line basis over the 84-month term of the lease which expires on August 31, 2012.

Adherex Technologies Inc.

(a development stage company)

Notes to the Consolidated Financial Statements (Continued)

U.S. dollars and shares in thousands, except per share information

8.	Cadherin Biomedical Inc.

On September 27, 2002, CBI was incorporated as a wholly owned subsidiary of Adherex. The Company granted CBI an exclusive worldwide, royalty-free license to develop, market and distribute pharmaceuticals and therapeutics for non-cancer applications based on or derived from the Company’s cadherin platform owned or licensed under a collaboration agreement with McGill and paid to CBI $158 in cash, in exchange for 8,032 Class A Preferred Shares of CBI, which constituted all of the issued and outstanding shares of CBI. The Company distributed the Class A Preferred Shares of CBI pro rata to its shareholders of record at the time, after which such shareholders held all of the issued and outstanding shares of CBI. This divestiture of the Company’s non-cancer assets was a condition precedent to the acquisition in November 2002 of Oxiquant, a U.S.-based development stage pharmaceutical company with a focus in chemoprotection and chemoenhancement.

In February 2004, the Company filed a claim in the Ontario Superior Court of Justice against CBI in the amount of $75 on account of unpaid goods and services rendered. In July 2004, CBI filed a statement of defense and counterclaim in response to such claim. CBI’s counterclaim sought $3,782 in damages relating to the license agreement between the companies. On December 3, 2004, the Company acquired all of the issued and outstanding shares of CBI. Pursuant to the terms of the amalgamation, the Company issued to CBI shareholders approximately 0.6 million shares of Adherex common stock valued at $1,252 based on a 20 day weighted average trading price in exchange for all of the issued and outstanding shares of CBI. Immediately prior to the acquisition of CBI, directors and officers of the Company owned an aggregate of 99 shares of CBI stock and were therefore entitled to receive approximately 7 shares of common stock of Adherex pursuant to the terms of the amalgamation. CBI had no material operations due to minimal financial resources. The total cost of the acquisition has been recorded as follows:

Adherex common stock	$(1,252)
Transaction costs	(119)
Net financial assets acquired	23

Settlement of CBI litigation	$(1,348)

Adherex acquired CBI to settle the litigation between the two companies and to reacquire the non-cancer rights to the cadherin-based intellectual property. The issuance of the 640 shares of common stock and the associated transaction expenses have been recorded as settlement of CBI litigation and therefore expensed in Statement of Operations for the six months ended December 31, 2004.

The Company believes the reacquisition of the non-cancer rights may be beneficial when seeking any future collaborations with other pharmaceutical and biotech companies.

9.	Convertible Notes

On June 23, 2003, the Company issued senior secured convertible notes with a face value totaling $2,219. These notes were convertible into common stock and warrants to acquire common stock of the Company upon completion of an equity fund raising round. Investors also received warrants to purchase an aggregate of 345 shares of common stock of the Company with an exercise price of CAD$2.75 per share. The notes bore interest at an annual rate of eight percent compounded semi-annually, and matured one year from issue but were

Adherex Technologies Inc.

(a development stage company)

Notes to the Consolidated Financial Statements (Continued)

U.S. dollars and shares in thousands, except per share information renewable for one additional year at the option of the Company. In connection with this issuance, the Company issued broker warrants to purchase 101 shares of common stock exercisable at a price of CAD$2.35 per share.

On December 3, 2003, the Company issued additional senior secured convertible notes with a face value totaling $1,458. These notes were convertible into common stock and warrants to acquire common stock of the Company upon completion of an equity fund raising round. Also, investors received warrants for 271 shares of common stock exercisable at a price of CAD$2.15 per share. The notes bore interest at an annual rate of eight percent compounded semi-annually, and matured one year from issue but were renewable for one additional year at the option of the Company. The Company also issued broker warrants to purchase 94 shares of common stock exercisable at a price of CAD$2.15 per share.

Under the terms of the June 2003 financing, the Company could not issue any further debt without the consent of the June convertible note holders. As an inducement to obtain consent to the December 3, 2003 financing, the exercise price of 287 warrants granted in the June financing was changed from CAD$2.75 to CAD$2.15 per share on December 3, 2003, making the terms of both debt financings substantially the same. Warrants held by Company insiders were not repriced. The reduction of exercise price resulted in an increase in the fair value of the warrants on the date of the change of $18. The increase was recorded as interest expense.

Upon issuance, values were ascribed to the investor warrants and to the conversion feature with the remainder being ascribed to the debt portion of the note. These values were being amortized over the life of the notes. As a result, the notes accrued interest at an implied rate in excess of 50 percent, although cash interest was only eight percent.

On December 19, 2003, the Company completed an equity round as described in footnote 10 – Shareholders’ Equity, “Equity financings.” This caused the June and the December notes to convert into 2,813 shares of common stock and 1,407 warrants to purchase common stock. The warrants are exercisable at CAD$2.15 per share and expire December 19, 2008.

The carrying values of the debt and the conversion option components associated with the notes, net of expenses of the offerings, were transferred to equity and split between common stock and contributed surplus ($1,785 to common stock, $1,202 to contributed surplus).

10.	Shareholders’ Equity

Share Consolidation

On July 20, 2005, the Company announced that the Board of Directors had approved a share consolidation of the Company’s common stock at a ratio of one-for-five. The share consolidation had previously been approved by the Company’s shareholders at the Annual and Special Meeting held on April 29, 2005. The share consolidation became effective at the close of business on July 29, 2005 and reduced the number of shares of common stock then outstanding from approximately 213 million to approximately 43 million. The share consolidation equally affected all of the Company’s common shares, stock options and warrants outstanding at the effective date. The number of shares of Adherex common stock, stock options and warrants issued and outstanding and the basic and diluted weighted-average shares outstanding as well as per share data and per stock option data have been retroactively adjusted for all periods presented to reflect the one-for-five share consolidation.

Adherex Technologies Inc.

(a development stage company)

Notes to the Consolidated Financial Statements (Continued)

U.S. dollars and shares in thousands, except per share information

Authorized capital stock

The Company’s authorized capital stock consists of an unlimited number of shares of no par common stock.

Special warrants

From May 2000 through November 2000, the Company issued special warrants. Each special warrant was sold for CAD$25.00 and entitled the holder thereof to acquire, for no additional consideration, four shares of common stock of the Company. The special warrants also included a price protection adjustment determined by dividing CAD$32.50 by the initial public offering (“IPO”) price of CAD$7.50.

During the year ended June 30, 2000, 16 of 126 special warrants were issued, with the balance of 110 issued in the period ended June 30, 2001. Upon completion of the IPO, on June 5, 2001, these special warrants were converted to 547 shares of common stock, which included 42 shares of common stock issued under the price protection adjustment.

Series A special warrants

During October 2000, the Company issued Series A special warrants. Each Series A special warrant was sold at CAD$6.25 and entitled the holder to acquire, for no additional consideration, one share of common stock of the Company. The Series A special warrants also included a price protection adjustment determined by dividing CAD$8.125 by the IPO price.

Upon completion of the IPO on June 5, 2001, these Series A special warrants were converted to 1,248 shares of common stock, which included 96 shares of common stock issued under the price protection adjustment.

In addition, each Series A special warrant included a share purchase warrant entitling the holder to purchase an additional share of common stock at the IPO price, which was also subject to the price protection adjustment, so that 1,248 additional common stock could have been sold at the IPO price. These share purchase warrants expired unexercised on September 3, 2001.

Equity rights

On September 28, 1999, University Medical Discoveries Inc. (“UMDI”) invested $171 for equity of the Company. The form of this equity was to be the same as the first class of securities to raise greater than $683 subsequent to the date of the investment. The date of conversion was dependent on certain milestones being met under a specific research project. On August 24, 2000, the Company and UMDI agreed to convert UMDI’s $171 investment into 62 shares of common stock of the Company.

Triathlon settlement

During fiscal 2000, other advances totaling $175 were settled by the issuance to Triathlon Limited of 280 shares of common stock of the Company. The number of shares issued was determined with reference to the fair value at the time the advances were made.

Adherex Technologies Inc.

(a development stage company)

Notes to the Consolidated Financial Statements (Continued)

U.S. dollars and shares in thousands, except per share information

Shire BioChem Inc. agreement

On August 17, 2000, the Company entered into a subscription agreement and a license agreement with Shire BioChem Inc. (“BioChem”). Under the subscription agreement, BioChem purchased 80 shares of common stock of the Company for $341. Pursuant to a price protection clause in the agreement, an additional 7 shares of common stock were issued on completion of the Company’s IPO on June 5, 2001.

Initial public offering

On June 5, 2001, the Company completed an IPO issuing 1,333 shares of common stock at a price of CAD$7.50 per share. Net proceeds of this offering credited to capital stock amounted to $5,689, after deducting the underwriting fee of $501 and expenses of $354. As additional compensation in connection with the offering, the Company granted the underwriters non-assignable support options representing ten percent of the offered shares. Each support option entitled the holder to purchase one share of common stock on or before June 5, 2003 at CAD$7.50. The Company also granted the underwriters an option (“Over-allotment Option”) to purchase up to 200 shares of common stock at the offering price for a period ending 30 days from the close of the offering. On July 5, 2001, the Over-allotment Option expired unexercised.

Stated capital reduction

As a prerequisite of the Oxiquant transaction, Adherex licensed all of its cadherin-related intellectual property for non-cancer applications and transferred $158 cash to CBI, a wholly-owned subsidiary of Adherex at the time, in return for Class A Preferred Shares of CBI. These CBI Class A Preferred Shares were then distributed to all of the Adherex shareholders of record by way of special dividend, effecting a “spin out” of CBI and the non-cancer assets from Adherex.

Warrants issued on acquisition of intellectual property

In connection with the acquisition of the intellectual property of Oxiquant in November 2002, the Company issued 461 warrants with an exercise price of CAD$3.59 that expire on November 20, 2007 and 170 introduction warrants with an exercise price of CAD$2.05 that expire on May 20, 2007.

Convertible note warrants

In connection with the June 2003 issuance of senior secured convertible notes, the Company issued 345 investor warrants with an exercise price of CAD$2.75 per share that expire on June 23, 2007 and 101 broker warrants with an exercise price of CAD$2.35 per share that expired on June 23, 2005 unexercised. As an inducement to consent to the issuance of the December 2003 convertible notes, the exercise price of 287 of the investor warrants was changed from CAD$2.75 per share to CAD$2.05 per share on December 3, 2003.

In connection with the December 2003 issuance of additional senior secured convertible notes, the Company issued 271 warrants with an exercise price of CAD$2.15 per share that expire on December 3, 2007 and 94 broker warrants with an exercise price of CAD$2.15 per share that expired on December 3, 2005 unexercised.

Adherex Technologies Inc.

(a development stage company)

Notes to the Consolidated Financial Statements (Continued)

U.S. dollars and shares in thousands, except per share information

Equity financings

On December 19, 2003, the Company completed a private placement of equity securities totaling $16,095, comprised of (i) $15,050 for 11,522 units, at a price of CAD$1.75 per unit, comprised of an aggregate of 11,522 shares of common stock and warrants to acquire 5,761 shares of common stock of Adherex with an exercise price of CAD$2.15 per share. and (ii) $1,045 for 800 Series 1 Preferred Shares and warrants to purchase 400 Series 1 Preferred Shares of 2037357 Ontario Inc. The $5,777 estimated fair value of the warrants has been allocated to contributed surplus and the balance of $8,031 has been credited to common stock. The non-redeemable Series 1 Preferred Shares of 2037357 Ontario Inc. (“Preferred Shares”) were exchangeable into 800 shares of common stock of Adherex. Upon such an exchange, all of the then outstanding warrants to purchase the Preferred Shares would be exchanged for an equal number of warrants to purchase Adherex common stock, which would have an exercise price of CAD$2.15 per share. The $1,045 was to be spent on specific research and development projects in Ontario, Canada as designated by Adherex. Adherex could compel the exchange of the Preferred Shares into common stock and warrants for common stock of Adherex at any time after January 3, 2005. The Company also issued broker warrants to purchase 1,226 shares of common stock exercisable at a price of CAD$2.15 per share.

2037357 Ontario Inc. has been accounted for in accordance with the substance of the transaction. The $1,045 has been recorded as non-redeemable Preferred Shares and the amounts expended were recorded as expenses in the relevant periods. On June 14, 2004, the Preferred Shares and warrants to purchase Preferred Shares were exchanged for 800 shares of Adherex common stock and warrants to purchase 400 shares of Adherex common stock. In June 2004, 2037357 Ontario Inc. became a wholly owned subsidiary of the Company and was subsequently amalgamated with Adherex Technologies Inc. The investment has been split between the estimated fair value of the warrants of $371, which has been included in contributed surplus, and the remainder of $674, which has been recorded in common stock.

On May 20, 2004, the Company completed equity financings with total gross proceeds of $9,029 less $555 in estimated issuance costs. The Company issued 4,669 units at a purchase price of CAD$2.65 per unit with each unit consisting of one share of common stock and one-half of a common stock purchase warrant. Each whole warrant entitles the holder to acquire one additional share of common stock at an exercise price of CAD$3.50. The $2,118 value of the warrants has been allocated to contributed surplus and the balance of $6,356 has been credited to common stock.

On July 20, 2005, the Company completed a private placement of equity securities for gross proceeds of $8,510 for 6,079 units at a price of $1.40 per unit, providing net proceeds of $8,134 after deducting broker fees and other expenses of $376. Each unit consisted of one common share and 0.30 of a common share purchase warrant. The private placement comprised an aggregate of 6,079 shares of common stock, along with 1,824 investor warrants and 57 broker warrants to acquire additional shares of Adherex common stock. Each whole investor warrant entitles the holder to acquire one additional share of common stock of Adherex at an exercise price of $1.75 per share for a period of three years and each whole broker warrant entitles the holder to acquire one share of Adherex common stock at an exercise price of $1.75. The investor warrants, with a value of $1,074 based on the Black-Scholes option pricing model, have been allocated to contributed surplus and the remaining balance of $7,060 has been credited to common stock.

Warrants to Purchase Common Stock

As of December 31, 2005, the Company has the following warrants to purchase common stock outstanding priced in Canadian dollars with a weighted-average exercise price of CAD$2.51 and a weighted-average remaining contractual life of 2.50 years.

Adherex Technologies Inc.

(a development stage company)

Notes to the Consolidated Financial Statements (Continued)

U.S. dollars and shares in thousands, except per share information

Warrant Description	Number Outstanding at December 31, 2005	Exercise Price In Canadian Dollars		Expiration Date	Remaining Contractual Life (years)
Investor warrants	2,335	CAD$	3.50	May 20, 2007	1.38
Agent warrants	170	CAD$	2.05	May 20, 2007	1.38
Convertible notes warrants	344	CAD$	2.75	June 23, 2007	1.48
Acquisition warrants	461	CAD$	3.59	November 20, 2007	1.89
Convertible notes warrants	271	CAD$	2.15	December 3, 2007	1.92
Investor warrants	7,567	CAD$	2.15	December 19, 2008	2.97

	11,148

As of December 31, 2005, the Company has the following warrants to purchase common stock outstanding priced in U.S. dollars with a weighted-average exercise price of $1.75 and a weighted-average remaining contractual life of 2.52 years.

Warrant Description	Number Outstanding at December 31, 2005	Exercise Price In U.S. Dollars	Expiration Date	Remaining Contractual Life (years)
Agent warrants	57	$1.75	July 20, 2007	1.55
Investor warrants	1,824	$1.75	July 20, 2008	2.55

	1,881

Adherex Technologies Inc.

(a development stage company)

Notes to the Consolidated Financial Statements (Continued)

U.S. dollars and shares in thousands, except per share information

Stock options

The Compensation Committee of the Board of Directors administers the Company’s stock option plan. The Compensation Committee designates eligible participants to be included under the plan and approves the number of options to be granted from time to time under the plan. A maximum of 5,600 options, not including the 700 options issued to the Chief Executive Officer and specifically approved by the shareholders, are authorized for issuance under the plan. The option exercise price for all options issued under the plan is based on the fair value of the underlying shares on the date of grant. All options vest within three years or less and are exercisable for a period of seven years from the date of grant. The stock option plan, as amended allows the issuance of Canadian and U.S. dollar grants. A summary of the stock option transactions, for both the U.S. and Canadian dollar grants, through the year ended December 31, 2005 is summarized below:

The following options granted under the stock option plan are exercisable in Canadian dollars:

	Number of Options	Exercise Price in Canadian Dollars
		Range		Weighted- average
Outstanding at June 30, 2002	741	CAD$	1.6375-7.50	CAD$	3.70
Cancelled	(114)		1.6375-6.25		4.65
Exercised	(3)		1.6375		1.65
Granted	1,021		1.65-1.75		1.65
Outstanding at June 30, 2003	1,645		1.6375-7.50		2.40
Cancelled	(27)		1.70-3.25		1.75
Exercised	(18)		1.6375-1.75		1.70
Granted	1,676		2.25-3.25		2.50
Outstanding at June 30, 2004	3,276		1.6375-7.50		2.45
Cancelled	(10)		3.25-6.25		5.65
Granted	497		1.95-2.20		2.00
Outstanding at December 31, 2004	3,763		1.6375-7.50		2.40
Cancelled	(84)		1.6375-6.25		2.93
Exercised	(15)		1.6375-1.70		1.66
Granted	-		-		-
Outstanding at December 31, 2005	3,664	CAD$	1.6375-7.50	CAD$	2.39

	Options Outstanding				Options Exercisable
Range of Exercise Price in Canadian Dollars	Number Outstanding at December 31, 2005	Weighted- average Exercise Price in Canadian Dollars		Weighted- average Remaining Contractual Life (years)	Number Outstanding at December 31, 2005	Weighted- average Exercise Price in Canadian Dollars		Weighted- average Remaining Contractual Life (years)
CAD$1.51-2.25	2,707	CAD$	1.9313	4.43	2,363	CAD$	1.9173	4.28
2.26-3.00	579		2.7850	5.22	445		2.8098	5.19
3.01-3.75	226		3.4263	3.64	151		3.5143	2.87
6.01-6.75	8		6.2500	0.77	8		6.2500	0.77
6.76-7.50	144		7.5000	1.15	144		7.5000	1.15
CAD$1.51-7.50	3,664	CAD$	2.3865	4.37	3,111	CAD$	2.3915	4.19

Adherex Technologies Inc.

(a development stage company)

Notes to the Consolidated Financial Statements (Continued)

U.S. dollars and shares in thousands, except per share information

The following options granted under the stock option plan are exercisable in U.S. dollars:

	Number of Options	Exercise Price in U.S Dollars
		Range	Weighted- average
Outstanding at December 31, 2004	-	-	-
Granted	1,603	$0.88-1.35	$1.14
Exercised	-	-	-
Cancelled	(20)	1.20	1.20
Outstanding at December 31, 2005	1,583	$0.88-1.35	$1.14

	Options Outstanding			Options Exercisable
Range of Exercise Price in U.S. Dollars	Number Outstanding at December 31, 2005	Weighted- average Exercise Price	Weighted- average Remaining Contractual Life (years)	Number Outstanding at December 31, 2005	Weighted- average Exercise Price	Weighted- average Remaining Contractual Life (years)
$0.76-$1.50	1,583	$1.1393	6.56	699	$1.2086	6.29

Stock-based compensation expense

The value of each option is estimated on the date of grant using the Black-Scholes option-pricing model and recorded as an expense ratably over the vesting period of the option. Calculations were based on the following assumptions:

	Year Ended December 31, 2005	Six Months Ended December 31, 2004	Years Ended June 30,
			2004	2003
Expected dividend	0%	0%	0%	0%
Risk-free interest rate	3.82%	4.15%	4.46%	4.32%
Expected volatility	70%	68%	68%	70%
Expected life	7 years	7 years	7 years	7 years
Weighted average fair value of options issued	US$1.1254	CAD$1.9979	CAD$2.5003	CAD$1.5855

11.	Research and Development

Investment tax credits earned as a result of qualifying research and development expenditures and government grants have been applied to reduce research and development expenses as follows:

	Year Ended December 31, 2005	Six Months Ended December 31, 2004	Year Ended June 30, 2004	Cumulative From September 3, 1996 to December 31, 2005
Research and development	$12,441	$3,609	$3,695	$30,211
Investment tax credits	-	(166)	(130)	(1,632)
National Research Council grants	-	-	(4)	(197)

	$12,441	$3,443	$3,561	$28,382

Adherex Technologies Inc.

(a development stage company)

Notes to the Consolidated Financial Statements (Continued)

U.S. dollars and shares in thousands, except per share information

The Company’s claim for any Scientific Research and Experimental Development (“SR&ED”) deductions and related investment tax credits for income tax purposes are based upon management’s interpretation of the applicable legislation in the Canadian Income Tax Act. These amounts are subject to review and acceptance by the Canada Revenue Agency prior to collection.

The Company does not have a claim for any SR&ED deductions or related investment tax credits for fiscal 2005.

12.	Capital and Operating Lease Commitments

The Company has entered into operating lease agreements for the U.S. office and laboratory facilities. As of December 31, 2005, the minimum cash payments per the lease agreements are as follows:

Year Ending	Amount
December 31, 2006	$252
December 31, 2007	334
December 31, 2008	474
December 31, 2009	488
December 31, 2010	471
December 31, 2011	395
December 31, 2012	268

Total minimum rent payments	$2,682

The table above includes a lease agreement which has been subleased to a third party until March 31, 2008. Under the terms of the operating lease for the office facilities the Company financed $80 of leasehold improvements through the building’s owner. The amount is being financed over the term of the lease which expires in September 2010 and bears an annual interest rate of six percent. This obligation was assumed by the sublessee when the Company subleased the facility to a third party, however should the sublessee default, the Company would become liable.

Rental payments on operating leases and interest on capital lease payments are summarized in the table below:

Period Ending	Amount	Interest
December 31, 2005	$184	$4
December 31, 2004	66	-
June 30, 2004	156	-
June 30, 2003	142	1
June 30, 2002	187	1

Adherex Technologies Inc.

(a development stage company)

Notes to the Consolidated Financial Statements (Continued)

U.S. dollars and shares in thousands, except per share information

13.	Commitments and Contingencies

McGill University (“McGill”) Agreement

On February 26, 2001, the Company entered into a general collaboration agreement with McGill that grants the Company a 27-year exclusive, worldwide license to develop, use and market certain cell adhesion technology and compounds. The license agreement provides for the Company to pay future royalties of two percent of gross revenues from the use of the technology and compounds and will require the Company to make payments in order to maintain the license as follows:

•	CAD$100 if the Company had not filed an investigational new drug (“IND”) application, or similar application with Canadian, US, European or a recognized agency, relating to the licensed product prior to September 23, 2002. On August 1, 2002, McGill acknowledged that work completed on the clinical development of ADH-1 was sufficient to meet the requirements of the September 23, 2002 milestone and thus no payment was required.

•	CAD$100 if the Company had not commenced Phase II clinical trials in a recognized jurisdiction on any licensed product prior to September 23, 2004. On September 20, 2004, McGill acknowledged that the Company had met obligations with respect to the September 23, 2004 milestone and thus no payment was required.

•	CAD$200 if the Company has not commenced Phase III clinical trials in a recognized jurisdiction on any licensed product prior to September 23, 2006.

In addition, the Company is required to fund mutually agreed upon research at McGill over a period of ten years totaling CAD$3,300. Annual funding commenced in 2001 with a total payment of CAD$200 and increases annually by 10 percent through to the tenth year of the agreement when annual funding reaches CAD$500. The additional research commitment can be deferred in any year if it exceeds five percent of the Company’s cash and cash equivalents. As of December 31, 2005, there have been no deferrals. The Company receives certain intellectual property rights resulting from this research.

Rutgers agreement

The Company has an exclusive license agreement with Rutgers for the exclusive worldwide license rights to “Novel Redox Clamping Agents and Uses Thereof.” Rutgers will also receive certain milestone payments, a four percent running royalty on net sales of any licensed products semiannually and a 20 percent non-running royalty on any consideration received from sublicensing or transferring of the licensed technology. Milestone payment fees payable to Rutgers include: $25 upon completion of the first clinical trial performed in compliance with FDA or corresponding foreign health authority requirements, in a small number of patients to determine the metabolism and pharmacological actions of doses; $50 upon commencement of the first Phase III clinical trial or equivalent; $100 upon receipt of market approval in the first major market country; $200 upon receipt of market approval in the second major market country; and $300 on receipt of market approval in the third major market country. In addition, on each anniversary of the license agreement, a license maintenance fee starting at $5 and increasing by that same amount each subsequent anniversary is due to Rutgers. After completion of the fifth anniversary period, and on each subsequent anniversary, the annual license maintenance fee shall be $50, and can be offset against royalties (with some restrictions). The Company has made all maintenance payments required to date and no milestone payments have been required.

Adherex Technologies Inc.

(a development stage company)

Notes to the Consolidated Financial Statements (Continued)

U.S. dollars and shares in thousands, except per share information

Oregon Health & Science University agreement

The Company has an exclusive license agreement with OHSU for exclusive worldwide license rights to intellectual property surrounding work done by Dr. Edward Neuwelt with respect to thiol-based compounds and their use in oncology. OHSU and will receive certain milestone payments, a 2.5 percent royalty on net sales for licensed products and a 15 percent royalty on any consideration received from sublicensing of the licensed technology. Milestone payment fees payable to OHSU include: $50 upon completion of Phase I clinical trials; $200 upon completion of Phase II clinical trials; $500 upon completion of Phase III clinical trials; and $250 upon first commercial sale for any licensed product. To date, no milestone payments have been required.

Employment matters

Under the terms of an agreement dated February 19, 2003, the prior Chief Executive Officer of the Company was terminated by mutual agreement. Pursuant to that agreement, the Company agreed to pay a total of $350. The initial payment of $229 was made during the quarter ended March 31, 2003 and was recorded as a General and Administration expense. Additionally, he will receive $50 per year for four years paid in semi-monthly installments. The present value of the remaining payments has been recorded as a General and Administration expense. The present value of the amounts due in the next twelve months is recorded in accrued liabilities, with the remaining amounts recorded as a long-term liability.

GlaxoSmithKline

On July 14, 2005, we entered into a development and license agreement with GSK. The agreement included the in-license by Adherex of GSK’s oncology product, eniluracil, and an option for GSK to license ADH-1. As part of the transaction GSK invested $3,000. Under the terms of the agreement relating to eniluracil, Adherex received an exclusive license to develop eniluracil for all indications and GSK retained options to buy-back and assume development of the compound at various points in time. If GSK exercises an option to buy-back eniluracil, Adherex could receive upfront payments, development milestone payments and sales milestone payments of up to $120,000 in aggregate, plus up to double-digit royalties on annual net sales, dependent upon when in the compound’s development the option is exercised. In addition, if GSK elects to buy-back eniluracil, GSK would be responsible for the further development and associated expenses. Under the terms of the development and license agreement with GSK, should GSK not exercise any of its options to buy back eniluracil, the Company would be free to develop eniluracil alone or with other partners. If the Company files a New Drug Application (“NDA”) with the FDA, the Company may be required to pay development milestones of $5.0 million to GSK. Depending upon whether the NDA is approved by the FDA and whether eniluracil becomes a commercial success, the Company may be required to pay up to an additional $70.0 million in development and sales milestones for the initially approved indication, plus double digit royalties based on annual net sales. If the Company pursues other indications, the Company may be required to pay up to an additional $15 million to GSK per FDA-approved indication.

Adherex also granted GSK an option to receive a worldwide, exclusive license for ADH-1 for all indications. If the ADH-1 option is exercised, a series of upfront payments, development milestone payments and sales milestone payments to Adherex would be triggered of up to approximately $100 million in aggregate plus double-digit royalties on annual net sales. In addition, if GSK exercises the ADH-1 option, GSK would become responsible for all further development and associated expenses of the ADH-1 development program.

Adherex Technologies Inc.

(a development stage company)

Notes to the Consolidated Financial Statements (Continued)

U.S. dollars and shares in thousands, except per share information

14.	Income Taxes

The Company operates in several tax jurisdictions. Its income is subject to varying rates of tax and losses incurred in one jurisdiction cannot be used to offset income taxes payable in another. A reconciliation of the combined Canadian federal and provincial income tax rate with the Company’s effective tax rate is as follows:

	Year Ended December 31, 2005	Six Months Ended December 31, 2004	Year Ended June 30, 2004
Domestic loss	$(15,498)	$(6,594)	$(7,751)
Foreign loss	(6,037)	(1,922)	(1,783)

Loss before income taxes	(21,535)	(8,516)	(9,534)

Expected statutory rate (recovery)	36.12%	36.12%	35.87%
Expected provision for (recovery of) income tax	(7,778)	(3,076)	(3,420)
Permanent differences	513	252	73
Change in valuation allowance	5,129	2,564	3,399
Non-refundable investment tax credits	(35)	(41)	(105)
Share issue costs and effect of change of carryforwards	(51)	(100)	(512)
Effect of foreign exchange rate differences	(68)	21	16
Effect of tax rate changes	-	(71)	(300)

Recovery of income taxes	$(2,290)	$(451)	$(849)

The Canadian statutory income tax rate of 36.12 percent is comprised of federal income tax at approximately 22.12 percent and provincial income tax at approximately 14.00 percent.

The primary temporary differences which gave rise to future income taxes, assets and liabilities at December 31, 2005, at December 31, 2004 and the year ended June 30, 2004 are as follows:

	Year Ended December 31, 2005	Six Months Ended December 31, 2004	Year Ended June 30, 2004
Future tax assets:
SR&ED expenditures	$2,390	$2,065	$1,817
Income tax loss carryforwards	12,060	8,607	5,904
Non-refundable investment tax credits	998	839	744
Share issue costs	311	633	707
Reserves	518	-	-
Fixed and intangible assets	1,106	854	715

	17,383	12,998	9,887
Less: valuation allowance	(17,383)	(12,998)	(9,850)

Net future tax assets	-	-	37
Future tax liabilities:
Asset basis differences	(5,174)	(7,463)	(7,126)
Refundable investment tax credits	-	-	(37)

Net future tax liabilities	$(5,174)	$(7,463)	$(7,126)

Adherex Technologies Inc.

(a development stage company)

Notes to the Consolidated Financial Statements (Continued)

U.S. dollars and shares in thousands, except per share information

The future income tax liability recognized on the balance sheets relates to the acquired intellectual property of Oxiquant. These acquired intellectual property rights have no basis for income tax purposes and therefore will not provide any income tax deduction as they are amortized. There are no current income taxes due nor are any income taxes expected to be due in the near term.

At December 31, 2005, the Company has unclaimed SR&ED expenditures, income tax loss carry forwards and investment tax credits. The unclaimed amounts and their expiry dates are as listed below:

	Federal	Ontario
SR& ED expenditures (no expiry)	$5,602	$5,792

Income tax loss carryforwards (expiry date):
2006	1,572	1,572
2007	543	542
2008	3,133	3,133
2009	3,658	3,658
2013	5,194	5,194
2014	5,571	5,574
2015	3,251	3,251
Investment tax credits (expiry date):
2008	8	-
2009	7	-
2010	82	-
2011	47	-
2012	468	-
2013	340	-
2014	152	-
2015	51	-

15.	Net Loss Per Share

The outstanding number and type of securities that could potentially dilute basic earnings per share in the future and which were not included in the computation of diluted earnings per share, because to do so would have reduced the loss per share (anti-dilutive) for the years presented, are as follows:

	December 31, 2005	December 31, 2004	June 30, 2004
Stock options	5,246	3,762	3,276
Convertible note warrants	615	615	615
Acquisition warrants	461	461	461
Broker warrants	227	1,591	1,591
Investor warrants	11,726	9,902	9,902

Totals	18,275	16,331	15,845

Adherex Technologies Inc.

(a development stage company)

Notes to the Consolidated Financial Statements (Continued)

U.S. dollars and shares in thousands, except per share information

16.	Segment Information

The Company operates in one business segment, which is the development of pharmaceutical products based on its licensed and proprietary technologies, with substantially all of its capital assets and operations, which were previously located in Canada moved to the United States in Research Triangle Park, North Carolina.

17.	Research and Development Projects

The Company is in the development stage and conducts research and development in the areas of anti-cancer, chemoprotection and chemoenhancement as follows:

Anti-Cancer:

•	ADH-1 (Exherin™) is a molecularly-targeted anti-cancer compound that selectively targets N-cadherin, a protein present on certain tumor cells and the established blood vessels that feed solid tumors and is in clinical development.

•	Eniluracil is an anti-cancer compound that was previously under development by GSK for oncology indications. Eniluracil is being developed to enhance the therapeutic value and effectiveness of an approved anti-cancer compound called 5-FU and is in clinical development.

•	OB-cadherins which are under preclinical development to reduce the metastatic spread of cancer.

•	VE-cadherins which are under preclinical development as vascular targeting agents in cancer.

Chemoprotectants and Chemoenhancers:

•	STS is a chemoprotectant that has been shown to reduce the disabling loss of hearing in patients being treated with platinum-based anti-cancer agents.

•	NAC is a chemoprotectant that has been shown to assist in the prevention of bone marrow toxicity from platinum-based chemotherapy.

•	Mesna is a chemoenhancer that, in laboratory studies, has been shown to reduce the development of resistance of cancer cells to certain anticancer agents. Currently, no development activities are planned for mesna.

Adherex Technologies Inc.

(a development stage company)

Notes to the Consolidated Financial Statements (Continued)

U.S. dollars and shares in thousands, except per share information

The following summarizes our research and development expenses, net of any investment tax credits or grants, through December 31, 2005:

	Year Ended December 31, 2005	Six Months Ended December 31, 2004	Years Ended June 30,		Cumulative From September 3, 1996 to December 31, 2005
			2004	2003
ADH-1	$8,248	$2,550	$2,503	$2,082	$18,991
Eniluracil	2,552	-	-	-	2,552
Other anti-cancer	374	358	341	432	2,027

Total anti-cancer	11,174	2,908	2,844	2,514	23,570
STS	472	263	628	144	1,507
Other chemoprotectants and enhancers	17	-	-	16	33

Total chemoprotectants and enhancers	489	263	628	160	1,540
Other discovery projects	778	272	89	71	2,583
Transdermal drug delivery	-	-	-	-	689

Total research and development program expense	$12,441	$3,443	$3,561	$2,745	$28,382

The Company has made no upfront cash payments for research and development projects and is not obligated to repay research and development amounts to any third parties.

18.	Financial Instruments

Financial instruments recognized on the balance sheets at December 31, 2005 consist of cash and cash equivalents, cash pledged as collateral, short-term investments, accounts receivable, accounts payable and other long-term liabilities. The Company does not hold or issue financial instruments for trading purposes and does not hold any derivative financial instruments. With the exception of the other long-term liabilities, the Company believes that the carrying value of its financial instruments approximates their fair values because of their short terms to maturity.

19.	Changes in Operating Assets and Liabilities

The following table details the changes in operating assets and liabilities as per the statements of cash flows:

	Year Ended December 31, 2005	Six Months Ended December 31, 2004	Years Ended June 30,
			2004	2003
Accounts receivable	$2	$25	$(16)	$119
Prepaid expenses	(48)	116	(13)	(40)
Deferred expense	41	394	87	(174)
Investment tax credits recoverable	123	57	122	(138)
Accounts payable and accrued liabilities	885	138	421	(16)

Net changes in operating assets and liabilities	$1,003	$730	$601	$(249)

Adherex Technologies Inc.

(a development stage company)

Notes to the Consolidated Financial Statements (Continued)

U.S. dollars and shares in thousands, except per share information

20.	United States Accounting Principles

The consolidated financial statements have been prepared in accordance with Canadian GAAP in U.S. dollars. These principles differ, as they affect the Company, for the fiscal year ended December 31, 2005, the six-months ended December 31, 2004 and for the years ended June 30, 2004 and 2003 in the following material respects from U.S. Generally Accepted Accounting Principles (“U.S. GAAP”). There are no differences in reported cash flow for the periods presented.

(a) Consolidated balance sheets - U.S. GAAP:

	December 31, 2005	December 31, 2004	June 30, 2004
Assets
Current assets	$13,399	$17,912	$21,558
Other assets	518	9	37
Capital assets	374	652	419

Total assets	$14,291	$18,573	$22,014

Liabilities
Current liabilities	$2,664	$1,779	$1,467
Other long-term liabilities	13	140	93
Deferred lease inducement	537	-	-
Liability component of convertible notes	-	-	-

Total liabilities	3,214	1,919	1,560

Shareholders’ equity
Common stock	41,306	34,362	33,603
Additional paid-in-capital	23,110	21,760	21,117
Cumulative translation adjustment	1,243	1,243	(149)
Deficit accumulated during development stage	(54,582)	(40,711)	(34,117)

Total shareholders’ equity	11,077	16,654	20,454

Total liabilities and shareholders’ equity	$14,291	$18,573	$22,014

Adherex Technologies Inc.

(a development stage company)

Notes to the Consolidated Financial Statements (Continued)

U.S. dollars and shares in thousands, except per share information

(b) Consolidated statements of operations - U.S. GAAP:

	Year Ended December 31, 2005	Six Months Ended December 31, 2004	Years Ended June 30,
			2004	2003
Net loss in accordance with Canadian GAAP	$(19,245)	$(8,065)	$(8,685)	$(5,483)
Adjustments to reconcile to U.S. GAAP:
Acquired intellectual property rights (2)	-	-	-	(20,637)
Acquired intellectual property rights amortization (2)	2,723	1,234	2,323	1,265
Loss on impairment of intellectual property (2)	3,539	-	-	-
Future income taxes (2)	-	-	-	7,543
Future income taxes (2)	(2,290)	(451)	(849)	(462)
Stock-based compensation costs (3)	-	-	(5)	(27)
Stock-based compensation (4)	1,402	598	-	-
Interest charges - convertible notes (5)	-	-	331	6

Net loss in accordance with U.S. GAAP	$(13,871)	$(6,684)	$(6,885)	$(17,795)

Net loss per share of common stock, basic and diluted	$(0.35)	$(0.19)	$(0.28)	$(1.38)

Weighted-average number of shares of common stock outstanding, basic and diluted	39,276	35,989	24,233	12,920

(c) Footnotes:

1.	Current accounting pronouncements

On June 1, 2005, the FASB issued SFAS 154, “Accounting Changes and Error Corrections,” (“SFAS 154”) which replaces APB 20, “Accounting Changes,” (“APB 20”) and SFAS 3, “Reporting Accounting Changes in Interim Financial Statements.” SFAS 154 applies to all voluntary changes in accounting principle and changes the requirements for accounting for and reporting of a change in accounting principle. SFAS 154 requires retrospective application to prior periods financial statements of a voluntary change in accounting principle unless it is impracticable. APB 20 previously required that most voluntary changes in accounting principles be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 carries forward many other provisions of APB 20 without change, including the provisions related to the reporting of a change in accounting estimate, a change in the reporting entity and the correction of an error. The Company will adopt this standard effective December 1, 2005.

2.	Acquired intellectual property rights

Canadian GAAP requires the capitalization and amortization of the costs of acquired technology. Under U.S. GAAP, the cost of acquiring technology is charged to expense as in-process research and development (“IPRD”) when incurred if the feasibility of such technology has not been established and no future alternative use exists.

Adherex Technologies Inc.

(a development stage company)

Notes to the Consolidated Financial Statements (Continued)

U.S. dollars and shares in thousands, except per share information

This difference increases the loss from operations under U.S. GAAP in the year the IPRD is acquired and reduces the loss under U.S. GAAP in subsequent periods because there is no amortization charge.

Under Canadian GAAP, a future tax liability is also recorded upon acquisition of the technology to reflect the tax effect of the difference between the carrying amount of the technology in the financial statements and the tax basis of these assets which is nil. As the intellectual property is amortized, the future tax liability is also reduced to reflect the change in this temporary difference between the tax and accounting values of the assets. Under U.S. GAAP, because the technology is expensed immediately as IPRD, there is no difference between the tax basis and financial statement carrying value of the assets and therefore no future tax liability exists.

Under U.S. GAAP, the acquired intellectual property is considered IPRD in accordance with “Accounting for Research and Development Costs” (“FAS 2”). Given the Company’s development and patent strategy surrounding the compounds, the acquired intellectual property does not meet the criteria for alternative use as outlined in FAS 2. As a result, the amounts were expensed as IPRD.

During the year ended December 31, 2005 the Company recorded a loss on impairment of intellectual property under Canadian GAAP. Since the amounts were previously expensed as IPRD, the amount is reversed under U.S. GAAP for the year ended December 31, 2005.

3.	Stock-based compensation - Initial Public Offering

Under U.S. GAAP, the difference between the exercise price of options issued within a one-year period prior to the IPO and the IPO price is deferred and expensed over the vesting period of the options. This difference increases the additional paid in capital and accumulated deficit reported under U.S. GAAP, with no difference in the total shareholders’ equity.

4.	Stock-based compensation

Canadian GAAP requires the fair value of employee and director stock options to be expensed in the statement of operations for fiscal years beginning after January 1, 2004.

Under U.S. GAAP, the fair value of employee and director stock options are not expensed in the statement of operations and are only disclosed in the footnotes to the financial statements. As a result, the expense and accumulated deficit reported under Canadian GAAP will be greater. Had compensation expense for stock options been recorded based on Black-Scholes option-pricing model at the grant date, the net loss under U.S. GAAP would be as follows below:

	Year Ended December 31, 2005	Six Months Ended December 31, 2004	Years Ended June 30,
			2004	2003
Net loss before compensation expense, U.S. GAAP	$(13,871)	$(6,684)	$(6,885)	$(17,795)
Compensation expense	1,402	598	-	-

Pro forma net loss, U.S. GAAP	$(15,273)	$(7,282)	$(6,885)	$(17,795)

Pro forma net loss per share of common stock, basic and diluted	$(0.39)	$(0.20)	$(0.28)	$(1.38)

Adherex Technologies Inc.

(a development stage company)

Notes to the Consolidated Financial Statements (Continued)

U.S. dollars and shares in thousands, except per share information

On December 16, 2004, the FASB issued SFAS 123(R), “Share-Based Payment,” which is a revision of SFAS 123, “Accounting for Stock-Based Compensation.” SFAS 123(R) supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and amends SFAS 95, “Statement of Cash Flows.” SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values at the date of grant. Pro forma disclosure in the footnotes to financial statements is no longer an alternative. The Company is required to adopt SFAS 123(R) effective at the beginning of the first quarter of fiscal 2006.

SFAS 123(R) permits public companies to adopt its requirements using one of two methods. The “modified prospective” method recognizes compensation expense based on the requirements of SFAS 123(R) for all share-based payments granted after the effective date, and based on the requirements of SFAS 123 for all awards granted to employees prior to the effective date of SFAS 123(R) that remain unvested on the effective date. The “modified retrospective” method includes the requirements of the modified prospective method described above, but also permits entities to restate their historical financial statements based on the amounts previously recognized under SFAS 123 for purposes of pro forma disclosures either for all prior periods presented, or for prior interim periods of the year of adoption. The Company will adopt the “modified prospective’ method beginning in the first quarter of 2006.

5.	Convertible notes and warrants

Under Canadian GAAP, the proceeds from the issue of convertible notes and warrants are split into their relative component parts: debt, the option to convert the debt, and the detachable warrants. Under U.S. GAAP, these instruments are split between the debt and detachable warrant components.